Exhibit 99.2

ALMADEN MINERALS LTD.

Suite 210 – 1333 Johnston Street

Vancouver, British Columbia V6H 3R9

Telephone: (604) 689-7644 Facsimile: (604) 689-7645

MANAGEMENT INFORMATION CIRCULAR

as at and dated May 22, 2025

(unless otherwise noted)

This Management Information Circular (“Information Circular”) accompanies the Notice of 2025 Annual General and Special Meeting (“Notice of Meeting”) of holders of common shares (“shareholders”) of Almaden Minerals Ltd. (the “Company”) scheduled to be held in the Board Room at Suite 210 – 1333 Johnston Street, Vancouver, B.C. V6H 3R9 on June 26, 2025 at 10:30 a.m. (Vancouver time) (the “Meeting”) and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment or postponement thereof.

PERSONS MAKING THE SOLICITATION

The Accompanying Form of Proxy is Being Solicited by Management of the Company.

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and regular employees of the Company. The Company does not reimburse shareholders’ nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. No director of the Company has informed management in writing that they intend to oppose any action intended to be taken by management at the Meeting.

The recent Canada Post labour disruption may impact the timing of delivery of physical copies of this Information Circular and other Meeting Materials (as defined below). Meeting Materials are posted under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.almadenminerals.com. Shareholders are encouraged to access the Meeting Materials directly through these websites or may contact the registrar and transfer agent of the Company, Computershare Investor Services Inc. (“Computershare”), to request electronic copies. In the event that the Canada Post labour disruption ends prior to the Meeting, the Company will mail the Meeting Materials in the ordinary course, but there can be no assurance that the Meeting Materials will be received by the shareholders prior to the Meeting.

E-mails providing a proxy with the voting control number and instructions for voting will be sent by Computershare to registered shareholders who have consented to receive materials electronically. Registered shareholders who do not receive an e-mail from Computershare with their proxy by June 3, 2025, should contact Computershare’s investor centre at 1-800-564-6253 (8:30 a.m. to 8:30 p.m. EST; Monday to Friday) to request their proxies and voting control numbers.

Beneficial shareholders, shareholders who hold their investment through an Intermediary (as defined below), and have not received their information, should contact their Intermediary.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Only shareholders whose names appear on the records of the Company (“registered shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Those registered shareholders so desiring may be represented by proxy at the Meeting. The persons named in the accompanying form of proxy are directors and/or officers of the Company (“Management Appointees”). A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE REGISTERED SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT APPOINTEES IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

Any registered shareholder returning the accompanying form of proxy may revoke it at any time if it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or the registered shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or at the office of the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment or postponement thereof, or with the Chair of the Meeting at the start of the Meeting or any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked. Only registered shareholders have the right to revoke a proxy.

VOTING AND DEPOSIT OF PROXIES

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY, PROPERLY EXECUTED AND DEPOSITED, WILL, ON ANY BALLOT CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS AND IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES WILL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED IN FAVOUR OF SUCH MATTER. THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, UNLESS PROHIBITED BY LAW. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE DATE OF THIS INFORMATION CIRCULAR,

MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE BROUGHT BEFORE THE MEETING.

SEE ALSO THE ACCOMPANYING FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

To be effective, the instrument of proxy must be dated and signed by the registered shareholder or by the registered shareholder’s attorney authorized in writing. In the case of a registered shareholder that is a corporation, the proxy must be dated and executed under its corporate seal or signed by the authorized representative, a duly authorized person or attorney for the corporation. A corporation may appoint, by instrument in writing, a person to act as its authorized representative at the Meeting and for that purpose, the instrument appointing the authorized representative must be received at the same place and at least the number of days specified to receive the proxies or be deposited with the chair of the Meeting (the “Chair”), or a person designated by the Chair, prior to commencement of the Meeting. Completed forms of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the registrar and transfer agent of the Company, Computershare, Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, or at the Head Office of the Company at Suite 210 – 1333 Johnston Street, Vancouver, British Columbia, Canada, V6H 3R9, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair in the Chair’s discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with current securities regulatory policy, the Company has distributed proxy-related materials for the Meeting (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries.

Current securities regulatory policy requires Intermediaries to forward the Meeting Materials to, and seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare, Proxy

Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, fax number (416) 263-9261; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (such as Broadridge Financial Solutions Inc.), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for such a proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company, or otherwise communicate voting instructions to the Intermediary or its service company (by way of telephone or the Internet, for example) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives such a signed form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the signed form of proxy and insert the Non-Registered Holder’s name in the blank space provided. A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the signed form of proxy or proxy authorization form is to be delivered. Non-Registered Holders who wish to change their vote must arrange for their Intermediaries to revoke the proxy on their behalf.

The Meeting Materials are being sent to both registered shareholders and non-registered shareholders. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you as a non-objecting beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Management of the Company does not intend to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the Meeting Materials unless the Intermediary holding shares on behalf of the objecting beneficial owner assumes the cost of delivery. The Company does not reimburse Intermediaries, CDS or agents for the costs incurred in obtaining authorization from Non-Registered Holders to execute forms of proxy.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, none of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the beginning of the Company’s last financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized share structure consists of an unlimited number of common shares without par value. There is one class of shares only. There are 137,221,408 issued and outstanding common shares as at the date of this Information Circular.

The directors of the Company have determined that all shareholders of record as of May 20, 2025 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting. A quorum for the Meeting is two shareholders being present in person or represented by proxy.

At a general meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote will have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority will have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted as to the number of shares represented if a poll or ballot is called for. A poll or ballot may be requested by a registered shareholder or proxyholder present and entitled to vote at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes attached to all shares that are entitled to be voted and to be represented at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting of the Company and holds office until the next annual general meeting of the Company unless that person ceases to be a director before then. The Company has adopted a Majority Voting Policy for the election of directors for non-contested meetings, the details of which may be found on the Company’s website at www.almadenminerals.com. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees listed below.

The Company has a shareholder approved Advance Notice Policy. The purpose of the Advance Notice Policy is to provide shareholders, directors and management with direction on the procedure for shareholder nomination of directors. The Advance Notice Policy is the framework by which a deadline is fixed by which holders of record of the Company’s common shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the timely notice to the Company’s Secretary for the notice to be in proper written form. The Advance Notice Policy may be found on the Company’s website at www.almadenminerals.com.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES HEREIN LISTED WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE MANAGEMENT APPOINTEES, IF NAMED IN THE ACCOMPANYING FORM OF PROXY, TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS

UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Management proposes that the number of directors for the Company remain at five (5) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position Held	Director Since	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly *	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five Years
DUANE POLIQUIN British Columbia, Canada Chair and Director	February 1, 2002	3,458,136(4)	Registered Professional Geological Engineer; Chair and Director of the Company; and Chair and Director of Azucar Minerals Ltd. and Almadex Minerals Ltd.
MORGAN POLIQUIN British Columbia, Canada President, Chief Executive Officer and Director	February 1, 2002	1,761,893(4)	Registered Professional Geological Engineer; President, CEO and Director of the Company; and President, CEO and Director of Azucar Minerals Ltd. and Almadex Minerals Ltd.
KEVIN O’KANE(1)(2)(3) Manitoba, Canada Director	March 31, 2021	Nil	Registered Professional Engineer; Director of IAMGOLD Corporation, NorthIsle Copper and Gold Inc. and Compania Minera Aultan, S.A.B. de C.V. (Mexico).
ALFREDO PHILLIPS(1)(2)(3) CDMX, Mexico Director	March 31, 2021	Nil	Business Consultant and former VP of Corporate Affairs, ESG and National Director of Mexico at Argonaut Gold Inc.
MICHAEL KOSOWAN Ontario, Canada	N/A	553,700	Director of Eminent Gold Corp.; Director of

Name, Jurisdiction of Residence and Position Held	Director Since	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly *	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five Years
Director			TDG Gold Corp.; Director of Torq Resources Inc.; Former Vice President, Capital Markets of Torq Resources Inc. (June 2022 to June 2023); and Former President and CEO of Torq Resources Inc. (March 2017 to June 2022)
*	As of the date of this Information Circular.
(1)	Denotes a member of the Audit Committee.
(2)	Denotes a member of the Nomination and Corporate Governance Committee.
(3)	Denotes a member of the Compensation Committee.
(4)	By Voting Trust Agreement dated December 17, 2009 executed by Mr. Ernesto Echavarria, the right to vote any of the Company’s shares held by Mr. Echavarria has been given jointly to D. Poliquin, Chair, and M. Poliquin, President and Chief Executive Officer, of the Company as well as the right to vote any common shares issued to Mr. Echavarria upon the exercise of warrants that he holds to acquire the Company’s common shares.

Details of the professional and educational qualifications and business experience of each of the foregoing nominees are contained under the heading “Directors, Senior Management and Employees” in the Company’s Annual Report on Form 20F, which is available on EDGAR at www.edgar.com, and under the heading “Directors and Officers” in the Company’s Annual Information Form which is filed under the Company’s profile on SEDAR + at www.sedarplus.ca, for the financial year ended December 31, 2024.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of management of the Company, no proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)	since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(e)	is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

See Form 51-102F6 – Statement of Executive Compensation attached to this Information Circular at Schedule “A”.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth the requisite equity compensation plan information as at the end of the Company’s most recently completed financial year:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	13,722,141	$0.27	2,057,141
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	13,722,141	$0.27	2,057,141

Stock Option Plan and Unallocated Options, Rights or Other Entitlements Under Stock Option Plan

The Toronto Stock Exchange (“TSX”) Company Manual (the “TSX Manual”) requires that every three years after institution all unallocated options, rights or other entitlements under security based compensation arrangements which do not have a fixed maximum number of securities must be approved by a majority of the Company’s directors and the Company’s security holders (excluding insiders of the Company) at a duly called meeting. A triennial approval of the Company’s Rolling Stock Option Plan (the “Plan”) was given at the Company’s annual general meeting held on June 28, 2023.

The TSX Manual also requires that the following information be provided on an annual basis.

The Company’s Plan was created as an amendment to the then existing fixed number plan with the approval of disinterested shareholders at the Company’s annual general meetings held on May 18, 2005 and June 28, 2023. The TSX last provided approval for the Plan in 2023. Under the Plan, options are authorized to be granted to the maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant. There have been no amendments to the Plan since the most recent approval by shareholders on June 28, 2023. The Company has no other equity compensation plans not previously approved by shareholders.

Under the Plan eligible participants include:

(i)	an employee, senior officer or director of the Company or any related company;

(ii)	a consultant;

(iii)	an issuer, all the voting securities of which are held by persons described in (i) and (ii);

(iv)	a management company employee.

The maximum number of common shares issuable under the Plan is the number equal to 10% of the issued and outstanding common shares of the Company. As at the end of the Company’s most recently completed fiscal year, the number of common shares issuable under actual grants under the Plan is 13,722,141 constituting 8.50% of the Company’s issued and outstanding common shares as of the end of the Company’s most recently completed fiscal year. There are, therefore, 1,217,141 common shares issuable under options available for grant under the Plan representing 0.50% of the Company’s issued and outstanding common shares as of the end of the Company’s most recently completed fiscal year.

The annual burn rate under the Plan (calculated in accordance with Section 613(p) of the TSX Manual) for each of the Company’s last three (3) completed fiscal years was:

2024 – 0.00% (no stock options granted)

2023 – 4.47%

2022 – 4.65%

There is no maximum percentage of common shares which may be issued to insiders of the Company nor, except as to Consultants, and persons employed to provide investor relations activities, as noted below, no maximum number of common shares which may be issued to any one person or company. The Plan contains provisions that limit the number of shares reserved for issuance pursuant to options to any one Consultant to a maximum of 2% of the issued shares of the Company in any 12-month period, and the aggregate number of shares of the Company reserved for issuance pursuant to options to persons employed to provide investor relations activities to a maximum of 2% of the issued shares of the Company in any 12 month period, but such limitations apply only if the shares of the Company are listed in Canada only on the TSX. The shares of the Company are currently listed on the TSX and the OTCQB Markets.

The exercise price for options granted under the Plan is to be the price per share specified in the Option Agreement which cannot be less than the Market Price. “Market Price” means the Volume Weighted Average Price (“VWAP”) on TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of the grant of the option subject always that in certain exceptional circumstances, the 5 day VWAP may not accurately reflect the securities’ current market price and TSX may adjust the VWAP based on relevant factors including liquidity, trading activity immediately before, during or immediately after the relevant period or any material events, changes or announcements occurring immediately before, during or immediately after the relevant period. VWAP is calculated by dividing the total value by the total volume of securities traded for the relevant period.

The Plan contains the following provision as to stock appreciation rights: “An Eligible Person to whom an Option has been granted (”Eligible Optionee“) may, rather than exercise any Option to which the Eligible Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the common shares to which the Option, or part thereof, so terminated relates (the ”Optioned Shares“), elect to exercise the right (the ”Share Appreciation Right“) to receive that number of common shares, disregarding fractions, which, when multiplied by the VWAP have a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the exercise price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company. VWAP shall be calculated for 5 consecutive trading days before such date on the TSX.” The Company does not provide any form of financial assistance to participants under the Plan.

Options granted to Consultants performing Investor Relations activities vest over a 12 month period with no more than ¼ of such options so granted vesting in any 3 month period. Such vesting restrictions apply to any Qualified Successor of such Consultant, otherwise the board has the discretion to make any vesting conditions it sees fit. “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death or a “permitted assign” as that term is defined in Canadian Securities Administrators National Instrument 45-106.

The term of any option granted under the Plan will expire on the later of 5 years following the date of grant, or if such date falls within, or immediately following a self-imposed “blackout” period, such option will then expire on the 10th business day following the blackout if the Company is listed only on the TSX. The Company is currently listed on the TSX and the OTCQB Markets.

The Plan contains provisions as to termination providing for termination on the earliest of the following:

(a)	the termination date specified for such Option in the Option Agreement;

(b)	Death of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Company or any Related Company, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of twelve months following the date of such death and the expiry of the Term of the Option;

(c)	Cessation of Employment – Upon an Optionee’s employment with the Company being terminated for cause, any option not exercised terminates immediately. If an Optionee is a director and is removed from office, any option not exercised terminates immediately. If an Optionee becomes permanently disabled, any option may be exercised for a period of six months after the date of permanent disability. If an Optionee’s employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending;

(d)	Amalgamation – In the event of the Company proposing to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the common shares of the Company or any part thereof shall be made to all the holders of common shares of the Company, the Company shall have the right, upon written notice to each Optionee holding options under the Plan, to permit that, other than by termination for cause, such option may be exercised for a period of thirty days after such ending and the exercise of all such options within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the Optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect; and

(e)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option.

Options granted under the Plan are not assignable or transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws.

The Plan provides that, subject to the approval of the TSX, if required, and the terms of the Plan, the Board of Directors from time to time of the Company (the “Board”) may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan.

Notwithstanding the generality of the foregoing, the power of the Board to amend the Plan shall be limited to the following:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions of a security or a Plan;

(c)	a change to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

It is a Policy of the TSX that, because the Plan is silent in respect thereof, shareholder approval is required for any other amendment or revision to the terms of the Plan and nothing in the Plan shall be construed as authorizing the directors to make amendments to the Plan without shareholder approval to effect:

(a)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)	any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

No amendments to the Plan were adopted in the last fiscal year.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or any of its subsidiaries, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise at any time since the beginning of the Company’s most recently completed financial year and no such indebtedness is outstanding as at the date of this Information Circular nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. The Company has no securities purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia). The Company has obtained insurance coverage for such indemnity to a policy limit of $5,000,000 in the aggregate with a deductible of $50,000 per claim.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, or a combination of both, common shares of the Company, carrying more than ten percent of the voting rights attached to the outstanding common shares of the Company; (c) director or executive officer of a person or company that is itself an insider or subsidiary of the Company; or (d) associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction that has materially affected or would materially affect the Company, except with respect to an interest arising from the ownership of common shares of the Company where such person or company will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of common shares of the Company.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of Davidson & Company, LLP, Chartered Professional Accountants (“Davidson”) to serve as auditor of the Company for the Company’s fiscal year ending December 31, 2025.

Davidson was first appointed auditor of the Company effective January 4, 2016.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of New Rolling Stock Option Plan

The Company intends to migrate from the TSX to the TSX Venture Exchange (“TSXV”) in the third quarter of 2025 (the “Exchange Migration”). The Exchange Migration is subject to the approval of the TSXV and the Company meeting the TSXV’s listing requirements. There is no guarantee that the Exchange Migration will occur in the third quarter of 2025 or at all.

The Company wishes to adopt a new Rolling Stock Option Plan (the “New Plan”), which is intended to replace the Plan if the Migration is successful. If the Migration is not successful, the Plan for the Company will remain and the New Plan will not be adopted.

The principal purposes of the New Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the

Company; and to attract new employees, officers, directors and consultants to the Company. Furthermore, the New Plan is expected to benefit shareholders by enabling the Company to attract and retain skilled and motivated personnel by offering such personnel an opportunity to share in any increase in value of the common shares resulting from their efforts.

The New Plan is a “rolling up to 10%” plan that provides that the aggregate number of common shares reserved for issuance under it, and all of the Company’s other Security Based Compensation Plans (as that term is defined in TSXV Policy 4.4 (the “Policy”)), in aggregate, is that number of common shares as is equal to 10% of the Company’s issued common shares at the time of the grant of a stock option under the New Plan or the date of issuance of any other Security Based Compensation (as that term is defined in the Policy) under any of such other Security Based Compensation Plans. As of the date of this Information Circular, the Company has no Security Based Compensation Plans other than the Plan.

The persons eligible to be granted stock options under the New Plan (the “Eligible Persons”) are Directors, Officers, and Employees of the Company or of any of its subsidiaries (and subject to section 2(c) of the Policy, issuers, all of the voting securities of which are beneficially owned by one or more Directors, Officers or Employees), Consultants and Management Company Employees (as all such terms are defined in the Policy).

Under the New Plan, the Board has the authority to approve the grant by the Company of options under the New Plan, including the authority to:

(a)	determine the Employees, Officers, Directors, Consultants or Management Company Employees to whom options will be granted, based on the eligibility criteria set out in the New Plan;

(b)	determine the terms and provisions of the agreement evidencing the option grant (the “Option Agreement”) which shall be entered into with each optionee (which need not be identical with the terms of any other Option Agreement) and which shall not be inconsistent with the terms of the New Plan;

(c)	determine when options will be granted (the “Date of Grant”);

(d)	determine the number of common shares subject to each option;

(e)	determine whether a particular grant will have a vesting schedule; under the New Plan, the vesting of options is at the discretion of the Board, provided however that, if the common shares are listed on the TSXV, options granted to any Investor Relations Service Provider (as that term is defined in the Policy) shall vest in four (4) stages over twelve (12) months with no more than one-quarter (¼) of such options vesting no sooner than three (3) months after the Date of Grant and, thereafter, no more than one-quarter (¼) of such options vesting no sooner than on each of the six (6), nine (9) and twelve (12) month anniversaries of the Date of Grant and provided further that the vesting schedule for options granted to Investor Relations Service Providers cannot be accelerated without the prior written approval of the TSXV;

(f)	determine the option exercise price, which must not be less than the Discounted Market Price (as that term is defined in the policies of the TSXV, as applied in the Policy);

(g)	determine the Term (as defined below) within which each option must be exercised within the period permitted by the policies of the TSXV, which, subject to extension of up to a maximum 10 business days from the expiry of a Blackout Period (as defined below) if the expiration date of an option falls within a Blackout Period, is currently a maximum of 10 years from the Date of Grant. Within this period, the Board may determine the limitation period during which an option may be exercised (the “Term”).

The New Plan defines a “Blackout Period” as a formal blackout period self-imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information (as such term is defined in the policies of the TSXV), which shall expire following the general disclosure of such undisclosed Material Information.

The New Plan includes:

•	provisions permitting Cashless Exercise and Net Exercise (as defined below) of options granted under the New Plan;

(i)	“Cashless Exercise” means the arrangement, if any, that the Company has with a brokerage firm pursuant to which the brokerage firm will loan money to the optionee to purchase the Common Shares that are subject to the option. The brokerage firm then sells a sufficient number of Common Shares to cover the option price in order to repay the loan made to the optionee. The brokerage firm receives an equivalent number of Common Shares from the exercise of the option and the optionee then receives the balance of Common Shares, or the cash proceeds from the balance of such Common Shares, from the exercise of the option;

(ii)	“Net Exercise” means the exercise of options, other than options held by an Investor Relations Service Provider, without the optionee making any cash payment so the Company does not receive any cash from the exercise of the subject option, and instead the optionee receives only the number of Common Shares subject to the option that is equal to the quotient obtained by dividing: (A) the product of the number of options being exercised multiplied by the difference between the VWAP (as defined in the New Plan) of the Common Shares subject to the option and the exercise price of the subject option; by (B) the VWAP of the Common Shares subject to the option;

•	provisions for termination of options, subject to extension for a Blackout Period, in the event of the death of an optionee (options terminate on the earlier of 12 months following the date of death and the expiry of the Term of the option), the cessation of an optionee’s employment or engagement as a service provider, for cause, or the removal from office of a Director or Officer (options terminate immediately), an optionee becoming Disabled (as defined in the New Plan) (options terminate on the earlier of 6 months after the optionee becomes Disabled and the expiry of the Term of the option), the ending or expiry of an optionee’s employment, office, term as a Director or engagement as a service provider other than by reason of termination for cause or by removal (options terminate on the earlier of 30 days after such termination and the expiry of the Term of the option) and, in the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the common shares of the Company or any part thereof shall be made to all the holders of common shares of the Company (a “Take-Over Offer”), the Company shall have the right, upon written notice to each optionee holding options under the New Plan (other than options held by Investor Relations Service Providers whose vesting schedule cannot be accelerated without the prior written approval of the TSXV), to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that, upon expiration of such 30 day period, all rights of the optionees to such options or to exercise the same (to the extent not thereto exercised) shall terminate;

•	a provision that, if options granted under the New Plan are exercised or are surrendered, terminate or expire without being exercised in whole or in part, new options may be granted covering the common shares under such options, but the number of such common shares shall be included in the calculation of any limitations on the grant of options set out in the New Plan;

•	a provision that, except as to an optionee’s heirs or administrators or as otherwise permitted by the policies of the TSXV, options are non-assignable and non-transferable; and

•	provisions to the effect that, until the issuance of a certificate evidencing common shares with respect to which an option has been exercised, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such common shares, notwithstanding the exercise of an option, and no adjustment will be made for a dividend or other right for which the record date is prior to the date such certificate is issued except in the case of an alteration in capital structure, or an amalgamation, merger or arrangement, of the Company, and then subject to the approval of the TSXV, or in the case of a Take-Over Offer.

If the Common Shares are listed on the TSXV, the maximum aggregate number of Common Shares issuable pursuant to all of the Company’s Security Based Compensation Plans, including the New Plan:

(a)	in any twelve month period to any one Consultant must not exceed two percent of the issued Common Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant; and

(b)	in the light of the fact that, under the Policy, Investor Relations Service Providers may not receive any Security Based Compensation other than Stock Options (as that term is defined in the Policy), pursuant to all Stock Options granted in any twelve month period to all Investor Relations Service Providers in aggregate must not exceed two percent of the issued Common Shares, calculated as at the date any option is granted to any such Investor Relations Service Provider.

As a “rolling up to 10%” plan, any amendment to the New Plan will, except as noted below, require the approval of the TSXV and may require shareholder approval. In particular, the New Plan provides that, subject to the approval of the TSXV, if required, and a term of the New Plan authorizing the Board with respect to amendment of the terms and provisions of the New Plan or an Option Agreement, provided the Board obtains:

(a)	the consent of the optionee in the case of amendment to an Option Agreement; and

(b)	if required, the approval of any stock exchange on which the common shares are listed and shareholder approval, the Board may terminate, suspend or discontinue the New Plan at any time or amend or revise the terms of the New Plan or an outstanding option; provided, however, that, notwithstanding the generality of the foregoing, the power of the Board to amend without TSXV acceptance for filing or, if required, further shareholder approval shall be limited to the following:

(i)	amendments to fix typographical errors or, provided the Company issues a news release outlining the terms of the amendment, to reduce the number of common shares that may be issued under the New Plan or an outstanding option, to increase the exercise price of an option or to cancel an option; and

(ii)	amendments to clarify existing provisions that do not have the effect of altering the scope, nature and intent of such provisions;

and nothing in the New Plan shall be construed as authorizing the Board to make amendments to the New Plan or outstanding options, without TSXV acceptance for filing thereof, and, if required, shareholder approval, to effect;

(c)	any amendment, other than a reduction, to the number of common shares issuable under the New Plan;

(d)	any change to the Eligible Persons to be granted options under the New Plan;

(e)	any change to the limitations under the New Plan on the number of options that may be granted to any one person or any category of persons;

(f)	the method for determining the option price; and

(g)	the expiry and termination provisions applicable to options.

Furthermore, amendments to the terms of previously granted options are subject to acceptance for filing of such amendments by the TSXV, if required, and any amendments to options held by Insiders:

(h)	that would have the effect of decreasing the exercise price of, or extending the term of, such options; or

(i)	that results in a benefit to an Insider (and if the Company cancels any option and within one (1) year grants or issues new Security Based Compensation to the same person, the Policy considers that an amendment);

are subject to disinterested shareholder approval.

In accordance with the policies of the TSXV and the terms of the New Plan, the New Plan is annually subject to its acceptance for filing by the TSXV and the approval of the Company’s shareholders. Under the policies of the TSXV and the terms of the New Plan, if the grants of options under the New Plan, together with all of the Company’s other Security Based Compensation Plans and grants or issuances of Security Based Compensation, could result at any time in:

(a)	the aggregate number of common shares issuable pursuant to options granted to Insiders of the Company (as a group) at any point in time exceeding 10% of the issued common shares of the Company;

(b)	the aggregate number of common shares issuable pursuant to options granted to Insiders of the Company (as a group) within any 12-month period exceeding 10% of the issued common shares of the Company, calculated as at the date any Security Based Compensation is granted or issued to any Insider of the Company; or

(c)	the aggregate number of common shares issuable pursuant to options granted to any one person (and companies wholly owned by that person) within any 12-month period exceeding 5% of the issued common shares of the Company, calculated as at the date any Security Based Compensation is granted or issued to that person;

“disinterested shareholder approval” must be obtained.

Disinterested interested approval means approval by a majority of the votes cast at a shareholders’ meeting other than votes attaching to shares of the Company beneficially owned by Insiders of the Company to whom options may be granted under the New Plan and associates and affiliates of such persons. The term “Insiders” is defined in the policies of the TSXV and generally includes directors and senior officers of the Company and its subsidiaries and holders of greater than 10% of the voting securities of the Company. The terms “associates” and “affiliates” are also defined in the policies of the TSXV.

As the New Plan does not permit these limits to be exceeded specifically without disinterested shareholder approval, at the Meeting the Company will be seeking shareholder approval, but not disinterested shareholder approval, of the New Plan.

As noted above, the policies of the TSXV and the New Plan also provide that “disinterested shareholder approval” will be required for any individual stock option grant or issuance of Security Based Compensation that would result in any of the limitations set forth above being exceeded and any amendment to stock options held by Insiders of the Company that would have the effect of decreasing the exercise price or extending the term of such stock options, but no such grants, issuances or amendments are being brought before the Meeting.

If shareholder approval of the New Plan or a modified version thereof is not obtained, the Company will not implement the New Plan and will not grant options under it. Even if approved, the Board may determine not to implement the New Plan.

A copy of the New Plan is appended to this Information Circular at Schedule “B” and will be available for inspection at the Meeting. Management of the Company considers it desirable and in the best interests of the Company to implement the New Plan for the granting of future stock options to Directors, Officers, Employees and Consultants (as defined in the Policy) and recommends that the shareholders approve the New Plan.

Approval of the Key Persons Retention Agreement

Background

As previously disclosed, the Company and Minera Gorrion S.A. de C.V., a wholly owned subsidiary of the Company, initiated international arbitration proceedings (the “ICSID Proceedings”) against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) alleging that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Company’s Ixtaca project (the “Ixtaca Project”) and ultimately retroactively terminated the mineral concessions comprising the Ixtaca Project, causing the loss of the Company’s investments in Mexico (the “Claim”), with such proceedings being prosecuted under the World Bank International Centre for Settlement of Investment Disputes (“ICSID”).

On June 27, 2024, the Company announced that it had signed a litigation funding agreement (“Funding Agreement”) with a leading legal finance provider for non-recourse litigation funding in the amount of up to US$9.5 million to pursue the Claim. The Funding Agreement provides funding which is expected to cover all legal, tribunal and external expert costs of the legal claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that a damages award is recovered from Mexico, with such repayment being a contingent entitlement to those damages.

It is anticipated that progressing the ICSID Proceedings will involve a significant amount of effort and contribution from the directors and management team through the various stages of international arbitration proceedings which may extend over a number of years, and throughout the process, the Company’s available capital to adequately compensate such individuals may be limited. Accordingly, it is imperative that the Company be able to continue to retain the services of key members of the Company’s management team (the “Key Persons”) who are important to the Company’s management and progress of the ICSID Proceedings and who have important historical information and knowledge to contribute towards the ICSID Proceedings. Additionally, given the value of the Company’s stock option plan, which was envisioned as a key element of compensation, has now been fundamentally and significantly frustrated following the Claim, as reflected by the Company’s pursuit of the ICSID Proceedings, the Company sought out alternative methods of retaining the Key Persons over the expected long duration of the ICSID Proceedings that would also both serve to conserve capital and reflect the risk associated with the indeterminate nature of the outcome of the ICSID Proceedings.

The Company, the Board and the Compensation Committee of the Board all considered various compensation mechanisms in order to incentivize the continued participation and cooperation of the Key Persons in the ICSID Proceedings. While a number of different mechanisms were considered, it was determined that most, if not all, of these compensation mechanisms would have been unfeasible due to the expected significant financial cost to maintain such programs and would have represented a significant ongoing capital expense to the Company without any assurance on or connection to the outcome of the ICSID Proceedings.

Accordingly after discussions internally, with outside advisors and counsel, and with other parties who have undertaken similar proceedings previously, and in light of the terms of the Funding Agreement and in consideration of the importance of the Key Persons to the effective prosecution of the ICSID Proceedings, the Company determined that the establishment of the long-term Key Persons Retention Agreement best aligned the interests of the Company and the Key Persons while providing the Company with the necessary tools to pursue the ICSID Proceedings. The retention of the Key Persons for the ICSID Proceedings through the Key Persons Retention Agreement will also assist the Company in its compliance with the terms of the Funding Agreement.

On May 16, 2025, upon the recommendation of the Compensation Committee of the Board, the Key Persons Retention Agreement was unanimously approved by the members of the Board. The effectiveness of the Key Persons Retention Agreement is subject to certain conditions precedent, including but not limited to that the Key Persons Retention Agreement shall have been approved by the TSXV, if applicable.

Key Terms of the Key Persons Retention Agreement

The Key Persons Retention Agreement provides that if the ICSID Proceedings are successful, 4.0% of any net proceeds awarded in the ICSID Proceedings to, and actually collected by, the Company, after the payment of all direct expenses in the matter, including but not limited to fees, expenses, disbursements and taxes of the Company’s legal counsel and experts, fees, expenses, disbursements and taxes of the arbitration tribunal, ICSID administrative fees, translation and interpretation costs, travel and accommodation costs of the Company and its experts and witnesses incurred in respect of arbitration preparation and attendance at hearings, and any other costs, fees, expenses, disbursements and taxes reasonably incurred by any party due and payable by the Company in connection with the ICSID Proceedings as may be determined by the Board in its sole and absolute discretion (“Retention Amount”) shall be distributed to the Key Persons as set out in the Key Persons Retention Agreement. The Retention Amount is capped at a maximum of US$12 million in order to ensure fair and reasonable compensation and is not reflective of the Company’s view on the damages claim.

The following table sets forth the proportion of the aggregate Retention Amount each Key Person is entitled to:

Korm Trieu (CFO)	2.0%
Douglas McDonald (Executive Vice President)	2.0%
Total	4.0%

The Key Persons’ entitlement to a Retention Amount does not turn on participation as a witness in the Claim proceedings or performance as a witness should they serve as one in the Claim proceedings and if they do serve as a witness they will, at all times, give truthful testimony. Notwithstanding the foregoing, if, during the term of the ICSID Proceedings, the Board, acting in good faith and in its sole and absolute discretion, determines that any Key Person has failed to continuously and promptly provide all necessary support and assistance to the Company in connection with the ICSID Proceedings, the Board will be entitled to reduce or eliminate any portion of the Retention Amount due and payable to any Key Person at any time. Unless otherwise determined by the Board, in the event a Key Person ceases to be employed (formally or as a consultant) by the Company (other than as a result of termination for cause) at any time following the 12 month anniversary of the date of the Key Person Retention Agreement but prior to the actual receipt by the Company of an award issued under the ICSID Proceedings, or an award reached in a settlement among Mexico and the Company in respect of such claim, such Key Person’s entitlement to a portion of the Retention Amount shall be reduced by 50% if that Key Person ceases to be employed (formally or as a consultant) prior to June 30, 2027, or by 25% if that Key Person ceases to be employed (formally or as a consultant) after June 30, 2027.

In the event that an award has not been issued under the ICSID Proceedings or an award has not been agreed to in a settlement among Mexico and the Company on or prior to the six (6) year anniversary of the date of the Key Person Retention Agreement, or such later date as may be determined in writing by the Board, acting in good faith but in its sole and absolute discretion, the Key Person Retention Agreement, together with all obligations of the parties, including, without limitation, the Key Persons’ entitlement to the Retention Amount shall immediately terminate.

The foregoing summary is qualified in its entirety by reference to the terms of the Key Persons Retention Agreement, a copy of which is appended to this Information Circular as Schedule “C”.

Shareholders are reminded that any Retention Amount will only be received following a successful outcome to the ICSID Proceedings, receipt of damages or settlement amount, and after distribution of litigation funders and enforcement costs. It is expected that the Key Persons will be required to devote a significant amount of time and effort in support of the ICSID Proceedings with no guarantee that any amounts will be ever received by the Company or the Key Persons pursuant to the Key Persons Retention Agreement. The Board unanimously determined that the execution and implementation of the Key Persons Retention Agreement is in the best interest of the Company and recommends that shareholders vote FOR the Key Persons Retention Agreement Resolution (as defined below).

Consequences of not Approving the Key Persons Retention Agreement Resolution

If the Key Person Retention Agreement is not approved, the Key Persons may take the view that they are not appropriately retained or incentivized to contribute to the possibly lengthy ICSID Proceedings. This is further exacerbated by the Company acknowledging that the Company may not have sufficient funds on hand to pay competitive salaries to the Key Persons as the timeline lengthens. The Key Persons may take the view that their continued contributions to the ICSID Proceedings are unlikely to advance their careers or skill set in the same manner as expending their effort elsewhere. This is an opportunity cost that the Key Persons would have no particular incentive to bear unless otherwise compensated.

Should the Key Persons no longer contribute, the ability of the Company to fulfil the requests of legal counsel, as and when required, may be compromised, particularly given the history of the Ixtaca Project and the Claim. This may jeopardize the viability of the Claim and the continued willingness of the legal finance provider to fund the ICSID Proceedings pursuant to the Funding Agreement. The Company may then need to seek alternative funding to progress the ICSID Proceedings. If an alternative funder is found, the favorability or not of the terms of any agreement, including the amount of loan funds, limited recourse terms, and the necessity for the contribution of the Company’s directors and key staff, is unknown. If alternative funders are not found, a claim for damages may not progress and all expenditure and value of the Ixtaca Project to the Company may be lost.

Advantages of Ratifying and Approving the Key Persons Retention Agreement Resolution

There are several advantages to approving the Key Person Retention Agreement Resolution. The Key Persons and the Company have agreed to the terms of Key Person Retention Agreement and to continue to support the Company for the duration of the ICSID Proceedings. This may increase the possibility of success and reduce expenses as information requests of the Company are responded to in a timely and comprehensive manner. The Retention Amount to the Key Persons will be distributed from the net proceeds received from a successful ICSID Proceeding, not from any other source of funds. In circumstances where any Claim damages or settlement amount is less than or equal to the aggregate direct expenses of the ICSID Proceeding, the Company will not be required to pay the Retention Amount. The Key Persons will not receive any benefit if the ICSID Proceedings are not successful and no award is granted to the Company. Additionally, the Key Person Retention Agreement specifies that in the event of any material conflict of interest between the Company and the Key Persons in connection with the Claim, the Board may terminate the Key Person’s entitlement to the Retention Amount. The Key Person Retention Agreement does not include the issuance of common shares and therefore will not result in shareholder dilution or a change in control.

If the Key Person Retention Agreement is approved, the potential disadvantages to the shareholders include, but are not limited to, that shareholders will forgo 4.0% of any damages or settlement amount awarded to the Company from the ICSID Proceeding. The value of any Claim-related damages or settlement amount and any benefit that may be received by the Key Persons will remain unknown until a final outcome of the ICSID Proceeding is determined. However, the cap on the Retention Amount at US$12 million mitigates a portion of this uncertainty.

Reasonableness Opinion of Evans & Evans, Inc.

On February 12, 2025, the Company engaged Evans & Evans, Inc., a third party financial advisory firm, on an arm’s length basis, to deliver a reasonableness letter confirming the Key Person Retention Agreement and the Retention Amounts are fair and reasonable, from a financial point of view, to the Company’s shareholders (the “Reasonableness Letter”). The Reasonableness Letter is not a “formal valuation” of the

Key Persons Retention Agreement as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

In connection with the preparation of the Reasonableness Letter, Evans & Evans, Inc. met with members of management of the Company to understand the current status of the Company and plans going forward, reviewed, among other things, certain material documents regarding the Company including the Key Persons Retention Agreement, the Funding Agreement, the Company’s website and certain disclosure documents, the trading information of the common shares, certain information relating to companies that have undertaken similar claims as that undertaken by the Company and comparable compensation, and assessed the determinations of the Company with respect to the expected benefits and drawbacks of the Key Persons Retention Agreement.

Evans & Evans was paid a fixed fee for its services and was reimbursed for reasonable expenses in relation thereto. Such compensation was not contingent upon the conclusions of the Reasonableness Letter.

On May 16, 2025, the Company received a copy of the Reasonableness Letter. As set forth in the Reasonableness Letter and based upon the assumptions, considerations and terms therein, Evans & Evans, Inc. has concluded that in its view, the terms of the Key Persons Retention Agreement are fair and reasonable, from a financial standpoint, to the shareholders of the Company.

The foregoing summary is qualified in its entirety by reference to the full text of the Reasonableness Letter, a copy of which is attached to this Circular as Schedule “D”.

Ratification of Management’s Participation in the Key Persons Retention Agreement

At the Meeting, shareholders (other than the Key Persons) will be asked to consider and, if deemed appropriate, to ratify and approve, with or without variation, a resolution approving the Key Person Retention Agreement (the “Key Persons Retention Agreement Resolution”). The Board recommends that you vote “FOR” the Key Persons Retention Agreement Resolution. Unless otherwise specified, the enclosed proxy will be voted “FOR” the Key Persons Retention Agreement Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Nomination and Corporate Governance Committee of the Board and has been approved by the Board.

General

The Board recognizes that good corporate governance is of fundamental importance to the success of the Company. The Company’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Nominating and Corporate Governance Committee.

Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices requires disclosure of corporate governance practices of the Company formulated in accordance with National Policy 58-201 – Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Board’s assessment of the Company’s corporate governance practices which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or audit committee member has the meaning given to the term in the Guidelines and is generally as follows:

a director or Audit Committee member is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of the director’s or Audit Committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

(d)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(e)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(f)	an individual who:

(i)	is a partner of a firm that is the company’s internal or external auditor,
(ii)	is an employee of that firm, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(g)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,
(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii)	was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(h)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the company’s current executive officers serves or served at that same time on the company’s compensation committee;

(i)	an individual who received, or whose immediate family member who is employed as an executive officer of the company received, more than $75,000 in direct compensation from the company during any 12 month period within the last three years;

(j)	an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the board of directors or any board committee; and

(k)	an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice-president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 – Disclosure Standards the Company has adopted a Corporate Communications Policy.

Board of Directors

The Board, with the assistance of counsel to the Company, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Board each director is required to disclose any material interest in or business relationship with the Company and such director’s shareholding in the Company.

The Board is currently comprised of 5 members. In accordance with the definition of “independent” outlined above, the Board, utilizing the information provided to it by each director as aforesaid, has determined that the following directors are not independent by virtue of each of their respective executive officer positions and Executive Employment Contracts with the Company, namely Duane Poliquin, Chair, and Morgan Poliquin, President and Chief Executive Officer (“CEO”), of the Company. Accordingly, a majority of the members of the Board, namely Kevin O’Kane, Alfredo Phillips and Ria Fitzgerald are independent. Michael Kosowan, a proposed nominee to the Board, if elected, will be independent.

The chair of the Board is not an independent director.

There were 9 meetings of the Board held during the period commencing at the beginning of the Company’s most recently completed financial year and ending on the Record Date (“the year”). The following table indicates the number of meetings attended by each director during the year.

Director	Number
Duane Poliquin	9
Morgan Poliquin	9
Kevin O’Kane	9
Alfredo Phillips	9
Ria Fitzgerald	9

The members of the Board who are independent are entitled and encouraged to hold meetings at which non independent directors are not in attendance. There were eight meetings of the independent directors held during the year.

Certain of the Company’s directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Other Reporting Issuer(s)
Duane Poliquin	Azucar Minerals Ltd. and Almadex Minerals Ltd.
Morgan Poliquin	Azucar Minerals Ltd. and Almadex Minerals Ltd.
Kevin O’Kane	IAMGOLD Corporation and NorthIsle Copper and Gold Inc.

Board Mandate

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Board has adopted a written mandate.

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(a)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of the Company’s business;

(b)	identifying the principal risks of the Company’s business and implementing appropriate systems to manage such risks;

(c)	satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout the Company and developing programs of succession planning (including appointing, training and monitoring senior management);

(d)	creating the Company’s internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct;

(e)	managing its affairs including selecting its chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation; and

(f)	engaging any necessary internal and/or external advisors.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits or other mechanisms for Board renewal. The Company does not consider it is yet appropriate to force any term limits or other mechanisms of Board renewal at this time.

Number of Women on the Board and in Executive Officer Positions

As at the date of this Information Circular, one of the Company’s director, Ria Fitzgerald, is a woman, representing 20% of the Board, and none of the Company’s executive officers are women.

Policies Regarding the Representation of Women on the Board

The Company plans to formulate a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. The Company will focus its search for new directors purely based on the qualification of potential candidates, regardless of their gender.

Consideration of the Representation of Women in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women in the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. The Company will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

The Company’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

Position Descriptions

The Board has not developed any written position descriptions for the chair of directors meetings or the chair of each Board committee. The Board expects the chair to set the agenda for Board meetings and to assist the Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The following position descriptions have been developed for the Company’s Chair, Chief Executive Officer, Chief Financial Officer, Executive Vice President and Vice President, Project Development.

Chair

–	Leads the Board and also takes a hands-on role in the Company’s day-to-day management.

–	Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.

–	Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.

–	Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

Chief Executive Officer (‘CEO’)

Reports to the Board.

Provides overall leadership and vision in developing, in concert with the Board, the strategic direction of the Company and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business of the Company to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board and financial and operational objectives are attained.

Authorities, Duties and Responsibilities:

(a)	General Functions:
1.	Provides effective leadership to the management and the employees of the Company and establishes an effective means of control and co-ordination for all operations and activities.
2.	Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling the Company to attract, retain and motivate a diverse group of quality employees.
3.	Keeps the Board fully informed on the Company`s operational and financial affairs.
4.	Develops and maintains a sound, effective organization structure and plans for capable management succession, progressive employee training and development programs and reports to the Board on these matters.
5.	Ensures that effective communications and appropriate relationships are maintained with the shareholders of the Company and other stakeholders.
6.	Develops capital expenditure plans for approval by the Board.
7.	Turns any strategic plan as may be developed by the Board into a detailed operating plan.

(b)	Strategy and Risks
1.	Develops and recommends to the Board strategic plans to ensure the Company`s profitable growth and overall success. This includes updating and making changes as required and involving the Board in the early stages of developing strategy.
2.	Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.
3.	Ensures that the assets of the Company are adequately safeguarded and maintained.

(c)	Exploration and Development

Responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company`s exploration and development opportunities. The CEO accordingly shall have the primary responsibility:

–	To direct and oversee all operational activities of the Company including exploration, development, mining and other such functions.
–	To initiate solutions to the key business challenges of the Company.
–	To participate in sourcing and negotiating financial arrangements for the further expansion and development of the Company including joint ventures, mergers, acquisitions, debt and equity financing.
–	Represent and speak for the Company with shareholders, potential investors and other members of the industry.

(d)	Financial Reporting

Oversees the quality and timeliness of financial reporting. Reports to the Board in conjunction with the CFO on the fairness and adequacy of the financial reporting of the Company to its shareholders.

Chief Financial Officer (‘CFO’)

Reports to the CEO of the Company.

Responsibilities:

–	Developing, analyzing and reviewing financial data.
–	Reporting on financial performance.
–	Monitoring expenditures and costs.
–	Assisting the CEO in preparing budgets and in the communicating, to the analyst and shareholder community and securities regulators, the financial performance of the Company.
–	Fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.
–	Monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, the key risks with respect to the Company and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO, shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with International Financial Reporting Standards and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Company to the Audit Committee.

Executive Vice President

Reports to the CEO of the Company.

Responsibilities:

–	Developing and managing relationships with current and prospective business partners, investment bankers, financial analysts and the media;
–	Preparing and presenting comprehensive reviews and analysis of business opportunities to senior management and to the Board;
–	Managing and developing relationships with new and existing institutional investors;
–	Assisting the CEO in preparing and presenting to investors, the executive team and the Board;
–	Conducting technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

The Executive Vice President shall assist the CEO in establishing and managing relationships with key stakeholders, identifying and analysing new growth and investment opportunities, as well as the development, communication and implementation of corporate strategies related to executing the business plans of the Company.

The Executive Vice President in conjunction with the CEO shall represent the Company at industry functions to investors, both potential and existing, as well as ensure the Company is protected through due diligence activities and provide reasonable assurance as to impact of emerging business opportunities for the Company and interested parties through the use of technical and financial analyses.

Vice President, Project Development

Reports to the CEO of the Company

Responsibilities:

–	Plan and manage the construction of the Company’s Ixtaca Project;
–	Develop and oversee the construction of the Ixtaca Project, procurement of contracts, engineering construction, quality assurance and quality control;
–	Ensure the Ixtaca Project’s construction objectives, scope and plan are well defined and understood by the Ixtaca Project team and stakeholders;
–	Ensure the compliance with health, safety, environmental and community regulations and corporate standards during the construction phase;
–	Develop and recommend construction strategies, together with capital budget and operating budget requirements to optimize short and long-range construction capabilities while minimizing exposure to economic and environmental risk;
–	Oversee all site activities, site services, construction, pre-commissioning and commissioning;
–	Assist the CEO in preparing and presenting to investors, the executive team and the Board;

The Vice President, Project Development shall assist the CEO in establishing and managing relationships with key stakeholders. The Vice President, Project Development shall also conduct technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

Orientation, Continuing Education and Nomination of Directors

The Board has appointed a Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this Committee includes the following duties and responsibilities:

1.	Recommend to the Board written mandates or terms of reference for the Board and for each of the Committees of the Board, and a Code of Ethics for all directors, officers and employees of the Company;
2.	Review the composition and size of the Board and its Committee structure and make recommendations to the Board for changes;
3.	Recruit new directors, develop lists of candidates, interview and recommend new directors to the Board;
4.	Recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Board’s responsibilities are governed by the Business Corporations Act (British Columbia), the Company’s Articles, the Board Mandate and the various codes of conduct adopted by the Board. The Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of the Company, a Securities Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”). In addition the CEO and CFO of the Company specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Company’s Audit Committee of any violation of this code of which the CEO or CFO have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee Charter may be viewed on the Company’s website at www.almadenminerals.com.

Compensation

The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

1.	Review the Company’s overall compensation strategy and objectives;
2.	Review and assess the CEO’s performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);
3.	Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;
4.	Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);
5.	Review executive appointments, employment agreements and terminations;
6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;
7.	Review and recommend to the Board the amount and form of directors’ compensation; and
8.	Review and recommend the disclosures describing executive compensation and development.

Environmental, Social and Governance (“ESG”)

The Company places a high priority on ESG matters and believes that their responsible stewardship is central to the permitting, development, and lasting positive impact of the Ixtaca Project in Mexico. The Company completed a Human Rights Policy in August, 2021 (the “Human Rights Policy”) which underscores its long-standing commitment to, and expectations of, its employees, consultants, service providers, local communities, and the governments in the jurisdictions in which it operates.

The Human Rights Policy reiterates that the Company will continue to adopt policies and take actions which are for the benefit and defence of human rights. It complements the procedures and actions which have guided the Company’s daily activities at its Ixtaca Project over many years. It also serves as a tool to continuously identify and improve upon the actions the Company can take to protect and promote human rights throughout the mine life and after mine closure. The Company’s commitment to human rights due diligence is well represented by the completion of the Human Rights Impact Assessment as announced in May, 2023.

Other aspects of the Company’s approach to ESG matters are summarized in this Information Circular. To date, the Board has tracked ESG matters through informal Board committees and regular updates from management. Should the Ixtaca Project proceed to development, the Board will consider formalizing its oversight of ESG matters through a new or existing committee of the Board. In the meantime, the Company is of the view that its disclosure of ESG activities and exposure to ESG risks, including climate-change related risks, has not changed since the date of the Company’s Annual Information Form for the fiscal year ended December 31, 2024 which is available under the Company’s profile on SEDAR + at www.sedarplus.ca.

Assessments

One of the responsibilities of the Nomination and Corporate Governance Committee is as follows: Report to the Board, in the manner and to the extent the Nomination and Corporate Governance Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the Committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board’s effectiveness may be enhanced taking into account the suggestions of all directors, corporate governance guidelines and rules which are in effect by regulatory bodies or other sources which the Nomination and Corporate Governance Committee deems appropriate.

Audit Committee Information

The information required by Form 52-101F1 – Audit Committee Information Required in an AIF with respect to the Company’s Audit Committee is contained under the heading “Audit Committee Information” in the Company’s Annual Information Form for the financial year ended December 31, 2024, which is available under the Company’s profile on SEDAR + at www.sedarplus.ca. The Audit Committee Charter and other information relative to the Company’s corporate governance are to be found on the Company’s website at www.almadenminerals.com.

ADDITIONAL INFORMATION

The Company’s financial information is included in the consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2024.

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at Suite 210 – 1333 Johnston Street, Vancouver B.C. V6H 3R9 Phone (604) 689-7644 Fax (604) 689-7645:

(a)	the comparative financial statements of the Company for the financial year ended December 31, 2024 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2024 and related Management Discussion and Analysis; and

(b)	this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

ALMADEN MINERALS LTD.

“Duane Poliquin”	“Morgan Poliquin”
Duane Poliquin, Chair	Morgan Poliquin, President & CEO

CONSENT OF EVANS & EVANS, INC.

We refer to the reasonableness letter of our firm dated May 16, 2025 (the “Reasonableness Letter”) forming part of the management information circular dated May 22, 2025 (the “Information Circular”) of Almaden Minerals Ltd. (the “Company”) which we prepared for the Board of Directors of the Company in connection with the Key Person Retention Agreement (as defined in the Information Circular). We hereby consent to the inclusion of the Reasonableness Letter, the inclusion of a summary of the Reasonableness Letter and all references to our firm name and Reasonableness Letter, in the Information Circular.

(signed) “Evans & Evans, Inc.”

EVANS & EVANS, INC.

May 22, 2025

SCHEDULE “A”

STATEMENT OF EXECUTIVE COMPENSATION

(See attached)

A-1

ALMADEN MINERALS LTD.

(the “Company”)

Form 51-102F6

Statement of Executive Compensation

Compensation Discussion and Analysis

The compensation of the Company’s Named Executive Officers (“Named Executive Officers” or “NEOs”) and directors is determined by the Company’s Board of Directors (the “Board”) upon the recommendations of the Board’s Compensation Committee (the “Committee”). The Committee is composed of three directors from the Board, Alfredo Phillips, Kevin O’Kane and Ria Fitzgerald, all of whom are independent directors within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. All of the members of the Committee have experience setting compensation for executives in companies of similar size to the Company.

The Company does not have a formal compensation program. However, the Committee meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other peer group companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a mineral exploration company without a history of earnings.

The Committee considers and evaluates executive compensation levels on an annual basis against available information for similar companies to ensure that the Company’s executive compensation levels are within the range of comparable norms. In selecting similar companies, the Company primarily looks for public companies that are comparable in terms of business and size.

The Committee’s NEO compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus. The compensation package is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources.

While the Committee believes that it is important to use comparable data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

1

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the Toronto Stock Exchange. The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which is described under the heading “Securities Authorized for Issue Under Equity Compensation Plans” in the Company’s Management Information Circular as at and dated May 20, 2025 in respect of the Company’s 2025 Annual General Meeting (the “Information Circular”).

Finally, the Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers, and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increase value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits for officers. In particular, the Committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks. The Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company has a formal policy that does not permit a NEO or director to purchase or sell call or put options or other derivatives in respect of the Company’s securities.

In 2024, annual director’s fees of $30,000 were paid, payable or accrued for payment to each non-executive director. Also in 2024, the Chairs of the Audit and Compensation Committees were paid an additional $10,000 and $5,000 each respectively. All payments were prorated by active months.

In 2024, Duane Poliquin received compensation by way of an annual salary. No grant of stock options or year-end bonus was paid. This compensation was based on his executive compensation contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. D. Poliquin’s annual remuneration is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients. Please refer to the “Summary Compensation Table” below.

In 2024, Morgan Poliquin received compensation by way of an annual salary. No grant of stock options or year-end bonus was paid. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. M. Poliquin’s annual salary is

2

based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2024, Korm Trieu received compensation by way of an annual salary. No grant of stock options or year- end bonus was paid. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. Trieu’s annual salary is based on industry standards and when paid or granted, his year end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2024, Douglas McDonald received compensation by way of an annual salary. No grant of stock options or year-end bonus was paid. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. McDonald’s annual salary is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

Summary Compensation Table

Named Executive Officers

The following table contains information about the compensation paid or payable to, or earned by, those who were, at December 31, 2024, (a) the Company’s Chair; (b) the Company’s Chief Executive Officer; (c)  the Company’s Chief Financial Officer; (d) each of the three other most highly compensated executive officers of the Company, including any of its subsidiaries, (except those whose total compensation does not, individually, exceed $150,000) and (e) any additional individuals who would be included in (d) but for the fact the individual was neither an executive officer of the Company or any of its subsidiaries, nor acting in a similar capacity, at December 31, 2024. The Company presently has four (4) Named Executive Officers, namely Duane Poliquin, Chair, Morgan Poliquin, President and Chief Executive Officer (“CEO”), Korm Trieu, Chief Financial Officer (“CFO”), and Douglas McDonald, Executive Vice President (“EVP”).

Set out below is a summary of compensation paid during the three years ended December 31, 2024 to the Company’s Named Executive Officers.

					Non-Equity Incentive Plan Compensation(C) ($)
Name and Principal Position	Year*	Salary(a) ($)	Share- Based Awards ($)	Option-Based Awards(b) ($)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All other Compensation(a) ($)	Total Compensation(a) ($)
Duane Poliquin Chair	2024	18,000	N/A	Nil	N/A	N/A	N/A	Nil	18,000
	2023	21,600	N/A	103,500(3)(4)	N/A	N/A	N/A	Nil	125,100
	2022	55,354	N/A	173,000(6)(7)(8)	N/A	N/A	N/A	Nil	228,354
Morgan Poliquin President & CEO	2024	34,500	N/A	Nil	Nil	N/A	N/A	Nil	34,500
	2023	38,813	N/A	113,500(1)(3)(4)	11,644	N/A	N/A	Nil	163,957
	2022	132,618	N/A	481,250(5)(6)(7)(8)	33,638	N/A	N/A	Nil	647,506
Korm	2024	68,750	N/A	Nil	Nil	N/A	N/A	Nil	68,750

3

Trieu CFO	2023	75,000	N/A	76,000(1)(2)(3)(4)	26,250	N/A	N/A	Nil	177,250
	2022	96,100	N/A	154,700(5)(6)(7)(8)	22,500	N/A	N/A	Nil	273,300
Douglas McDonald EVP	2024	150,000	N/A	Nil	Nil	N/A	N/A	Nil	150,000
	2023	150,000	N/A	73,000(1)(2)(3)(4)	75,000	N/A	N/A	Nil	298,000
	2022	96,100	N/A	152,350(5)(6)(7)(8)	48,125	N/A	N/A	Nil	296,575

*	Ended December 31.
(a)	Under an Administrative Services Agreement dated May 15, 2015, as amended December 16, 2015, between Azucar Minerals Ltd. (“Azucar”) and the Company (the “Azucar Agreement”), the Company provides management services to Azucar and Azucar compensates the Company 8% (2023 – 5%, 2022 – 13%) of any shared personnel remuneration and office overhead expenses. The salary disclosed in the above table reflects only the salary for each individual paid by the Company. The Azucar Agreement includes a Change of Control clause - see ** below.

Under an Administrative Services Agreement dated March 29, 2018, between Almadex Minerals Ltd. (“Almadex”) and the Company (the “Almadex Agreement”), the Company provides management services to Almadex and Almadex compensates the Company 66% (2023 – 66%, 2022 – 49%) of any shared personnel remuneration and office overhead expenses. The salary disclosed in the above table reflects only the salary for each individual paid by the Company. The Almadex Agreement includes a Change of Control clause - see ** below.

(b)	Comprised of options granted pursuant to the Company’s Plan. All options vested upon grant.
(c)	All amounts earned on non-equity incentive plan compensation were paid during the financial year or payable by their terms at a later date.
(1)	The value of option-based awards is based on the fair value of the awards ($0.18) calculated at the February 13, 2023 grant date using the Black-Scholes model assuming a weighted average risk free rate of 3.43%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 68.61% and an estimated option life of 5 years.
(2)	The value of option-based awards is based on the fair value of the awards ($0.15) calculated at the April 3, 2023 grant date using the Black-Scholes model assuming a weighted average risk free rate of 2.87%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 68.52% and an estimated option life of 5 years.
(3)	The value of option-based awards is based on the fair value of the awards ($0.12) calculated at the July 10, 2023 grant date using the Black-Scholes model assuming a weighted average risk free rate of 3.81%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 70.98% and an estimated option life of 5 years.
(4)	The value of option-based awards is based on the fair value of the awards ($0.10) calculated at the September 19, 2023 grant date using the Black-Scholes model assuming a weighted average risk free rate of 3.96%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 71.15% and an estimated option life of 5 years.
(5)	The value of option-based awards is based on the fair value of the awards ($0.31) calculated at the March 7, 2022 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.65%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 85.37% and an estimated option life of 5 years.
(6)	The value of option-based awards is based on the fair value of the awards ($0.22) calculated at the June 10, 2022 grant date using the Black-Scholes model assuming a weighted average risk free rate of 3.38%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 82.61% and an estimated option life of 5 years.
(7)	The value of option-based awards is based on the fair value of the awards ($0.22) calculated at the October 4, 2022 grant date using the Black-Scholes model assuming a weighted average risk free rate of 3.42%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 82.02% and an estimated option life of 5 years.
(8)	The value of option-based awards is based on the fair value of the awards ($0.19) calculated at the December 16, 2022 grant date using the Black-Scholes model assuming a weighted average risk free rate of 3.07%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 66.04% and an estimated option life of 5 years.

The Company has in place an executive employment contract, as amended, (the “DP Contract”), with its Chair, Duane Poliquin, whereby the Company has agreed to pay an annual base salary of $240,000, which Mr. Poliquin elected, effective May 1, 2019, to defer 40% of and, effective September 1, 2022 agreed to forfeit the unpaid deferred salary totaling $256,000 and to reduce, effective January 1, 2022, his annual base salary (currently $144,000 – see ** below) to Mr. D. Poliquin for providing management and technical services to the Company. Under the DP Contract, Mr. D. Poliquin is entitled to receive certain benefits if terminated by the Company without cause or by Mr. D. Poliquin for Good Reason (see “Termination and Change of Control Benefits” below).

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The Company has in place an executive employment contract, as amended, (the “MP Contract”), with its President and CEO, Morgan Poliquin, whereby the Company has agreed to pay an annual base salary (currently $345,000 – see ** below) to Mr. M. Poliquin for providing management and technical services to the Company. Under the MP Contract, Mr. M. Poliquin is entitled to receive certain benefits if terminated by the Company without cause or by Mr. M. Poliquin for Good Reason (see “Termination and Change of Control Benefits” below).

The Company has in place an executive employment contract, as amended, (the “KT Contract”) with its CFO, Korm Trieu, whereby the Company has agreed to pay an annual base salary (currently $250,000 – see ** below) to Mr. Trieu for providing financial, administrative and executive services to the Company. Under the KT Contract, Mr. Trieu is entitled to receive certain benefits if terminated by the Company without cause or by Mr. Trieu for Good Reason (see “Termination and Change of Control Benefits” below).

The Company has in place an executive employment contract, as amended, (the “DM Contract”) with its Executive Vice President, Douglas McDonald, whereby the Company has agreed to pay an annual base salary (currently $250,000 – see ** below) to Mr. McDonald for providing executive services to the Company. Under the DM Contract, Mr. McDonald is entitled to receive certain benefits if terminated by the Company without cause or by Mr. McDonald for Good Reason (see “Termination and Change of Control Benefits” below).

**Under the Azucar Agreement, the Company provides management services to Azucar and Azucar compensates the Company 8% (2023 – 5%; 2022 – 13%) of any office overhead expenses excluding shared personnel renumeration which is charged on a time-spent basis. The Azucar Agreement has an initial five year term, subject to automatic renewal annually thereafter (unless six months’ advance notice of intent to terminate is given). The Azucar Agreement includes a Change of Control clause. If either Azucar or the Company is subject to a Change of Control during the term of the Azucar Agreement, the Azucar Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to Azucar’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

**Under the Almadex Agreement, the Company provides management services to Almadex and Almadex compensates the Company 66% (2023 – 66%, 2022 – 49%) of any office overhead expenses excluding shared personnel renumeration which is charged on a time-spent basis. The Almadex Agreement has an initial five year term, subject to automatic renewal annually thereafter (unless six months’ advance notice of intent to terminate is given). The Almadex Agreement includes a Change of Control clause. If either Almadex or the Company is subject to a Change of Control during the term of the Almadex Agreement, the Almadex Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to Almadex’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia)) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

There have been no re-pricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed year.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Company’s common shares since December 31, 2019, with the cumulative total return of the VanEck Vectors Junior Gold Miners ETF Index (“GDXJ”) for the five most recently completed fiscal years of the Company.

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There is little correlation between the compensation of Named Executive Officers and the stock price of the Company. Stock prices are affected by many external factors in the mineral exploration industry and the retention and compensation of senior executives to manage the Company cannot be directly related to stock price. There are two factors that are important in consideration of the stock price as compared to executive compensation: (1) the senior executives of the Company are significant shareholders of the Company so that changes in the stock price do affect them directly, and (2) the Plan is the one part of the compensation that is related directly to the compensation of the Named Executive Officers.

Option-Based Awards

The Company currently has in place the Plan more particularly described in the Information Circular under the heading “Securities Authorized for Issue Under Equity Compensation Plans” for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Plan to purchase shares of the Company. Recommendations for stock option grants are made initially by the Committee, and subsequently reviewed and determined by the Board. One of the factors considered when setting new option-based awards is the number of option-based awards previously granted to each individual.

The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all share-based awards and option-based awards outstanding at December 31, 2024.

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)	Market or Payout Value of Vested Share- based Awards not paid out or distributed ($)
Duane Poliquin Chair	500,000	0.33	June 10, 2027	Nil	N/A	N/A	N/A
	200,000	0.30	October 4, 2027	Nil
	100,000	0.33	December 16, 2027	Nil
	350,000	0.16	July 10, 2028	Nil
	265,000	0.18	September 19, 2028	Nil
Morgan Poliquin President & CEO	375,000	0.38	March 7, 2027	Nil	N/A	N/A	N/A
	1,200,000	0.33	June 10, 2027	Nil
	200,000	0.30	October 4, 2027	Nil
	300,000	0.33	December 16, 2027	Nil
	250,000	0.30	February 14, 2028	Nil
	600,000	0.16	July 10, 2028	Nil
	315,000	0.18	September 19, 2028	Nil
Korm Trieu CFO	250,000	0.38	March 7, 2027	Nil	N/A	N/A	N/A
	225,000	0.33	June 10, 2027	Nil
	100,000	0.30	October 4, 2027	Nil
	30,000	0.33	December 16, 2027	Nil
	125,000	0.30	February 14, 2028	Nil
	200,000	0.26	April 3, 2028	Nil
	100,000	0.16	July 10, 2028	Nil
	115,000	0.18	September 19, 2028	Nil
Douglas McDonald EVP	250,000	0.38	March 7, 2027	Nil	N/A	N/A	N/A
	20,000	0.33	June 10, 2027	Nil
	100,000	0.30	October 4, 2027	Nil
	255,000	0.33	December 16, 2027	Nil
	75,000	0.30	February 14, 2028	Nil
	250,000	0.26	April 3, 2028	Nil
	100,000	0.16	July 10, 2028	Nil
	100,000	0.18	September 19, 2028	Nil
(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2024 ($0.06) and the exercise price of the options.

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Incentive Plan Awards – Value Vested or Earned During the Year

During the year ended December 31, 2024, no stock options were granted to each Named Executive Officers.

For a full description of the Company’s Plan, see “Securities Authorized for Issue Under Equity Compensation Plans” in the Information Circular.

PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

Except as otherwise disclosed below, there are no compensatory plans, contracts, agreements or arrangements in place that provide for payments to the Named Executive Officers at, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement or a change in the Named Executive Officer’s responsibilities following a change in control.

The Company has in place the DP Contract with its Chair, Duane Poliquin which is for an indefinite term and provides that Mr. D. Poliquin is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 2 times Mr. D. Poliquin’s then current base salary;
(b)	by death or disability, payment of an amount equal to 6 months of Mr. D. Poliquin’s then current base salary;
(c)	by the Company without cause following a Change in Control or by Mr. D. Poliquin for Good Reason, payment of an amount equal to 3 times Mr. D. Poliquin’s then current base salary; and
(d)	if (c) applies, employment search assistance for up to 12 months.

The right to receive the aforementioned payment and benefits under (c) and (d) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. D. Poliquin’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place the MP Contract with its President and CEO, Morgan Poliquin, which is for an indefinite term and provides that Mr. M. Poliquin is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 2 times Mr. M. Poliquin’s then current base salary;
(b)	by death or disability, payment of an amount equal to 6 months of Mr. M. Poliquin’s then current base salary;
(c)	by the Company without cause following a Change in Control or by Mr. M. Poliquin for Good Reason, payment of an amount equal to 3 times Mr. M. Poliquin’s then current base salary; and

8

(d)	if (c) applies, employment search assistance for up to 12 months.

The right to receive the payment and benefits under (c) and (d) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. M. Poliquin’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place the KT Contract with its CFO, Korm Trieu, which is for an indefinite term and provides that Mr. Trieu is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 1 times Mr. Trieu’s then current base salary; and
(b)	by the Company without cause following a Change in Control or by Mr. Trieu for Good Reason, payment of an amount equal to 2 times Mr. Trieu’s then current base salary.

The right to receive the payment and benefits under (b) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. Trieu’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place the DM Contract with its Executive Vice President, Douglas McDonald, which is for an indefinite term and provides that Mr. McDonald is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 1 times Mr. McDonald’s then current base salary; and
(b)	by the Company without cause following a Change in Control or by Mr. McDonald, payment of an amount equal to 2 times Mr. McDonald’s then current base salary.

The right to receive the payment and benefits under (b) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. McDonald’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness. For purposes of each of the DP Contract, the MP Contract, the KT Contract and the DM Contract (collectively, the “Contracts”):

“Change in Control” shall be deemed to have occurred if:

(i)	any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, take over bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii)	during any period of eighteen (18) consecutive months (not including any period prior to the effective date of an employee’s Contract), individuals who at the beginning of such period constituted the Board of Directors of the Company and any new directors, whose appointment by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three

9

quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of the Company; or

(iii)	the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company; or

(iv)	the business or businesses of the Company, for which the employee’s services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

Notwithstanding any other provisions in the Contracts regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the course of the employee’s Contract, upon the termination of the employee’s employment thereunder (unless such termination is because of the employee’s death or disability, by the Company for cause or by the employee other than for “Good Reason”, as defined below) the employee shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment in the amount set forth above.

“Good Reason” shall mean, without the employee’s express written consent, any of the following after a Change in Control:

(i)	the assignment to the employee of any duties inconsistent with the status or authority of the employee’s office, or the employee’s removal from such position, or a substantial alteration in the nature or status of the employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii)	a reduction by the Company in the employee’s then current base salary, or a failure by the Company to increase the employee’s base salary as provided in the employee’s Contract or at a rate commensurate with that of other key employees of the Company;

(iii)	the relocation of the office of the Company where the employee is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the employee’s business travel obligations prior to the Change in Control);

(iv)	the failure by the Company to continue to provide the employee with benefits at least as favourable as those enjoyed by the employee prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the employee of any material benefit under the employee’s Contract enjoyed by the employee at the time of the Change in Control, or the failure by the Company to provide the

10

employee with the number of entitled vacation days as provided in the employee’s Contract; or

(v)	the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the employee’s Contract or, if the business of the Company for which the employee’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the employee with the same or a comparable position, duties, salary and benefits as provided to the employee by the Company immediately prior to the Change in Control.

Following a Change in Control during the course of the employee’s Contract, the employee shall be entitled to terminate the employee’s employment for Good Reason.

DIRECTOR COMPENSATION

Director Compensation Table

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the year ended December 31, 2024.

Name	Fees Earned ($)	Share- Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
Kevin O’Kane	30,000(1)	Nil	Nil	Nil	Nil	Nil	30,000
Alfredo Phillips	32,500(1)(3)	Nil	Nil	Nil	Nil	Nil	32,500
Ria Fitzgerald	37,500(1)(2)	Nil	Nil	Nil	Nil	Nil	37,500

(1) Director’s fees.

(2) Audit Committee Chair fee.

(3) Compensation Committee Chair fee.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each of the directors of the Company, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at December 31, 2024.

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	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(1) ($)	Number of Incentives that have not Vested (#)	Market or Payout Value of Incentives that have not Vested ($)	Market or Payout Value of Vested Share- based awards not paid out or distributed ($)
Alfredo Phillips	250,000	0.33	June 10, 2027	Nil	N/A	N/A	N/A
	500,000	0.26	April 3, 2028	Nil
	50,000	0.16	July 10, 2028	Nil
Kevin O’Kane	250,000	0.33	June 10, 2027	Nil	N/A	N/A	N/A
	500,000	0.26	April 3, 2028	Nil
	50,000	0.16	July 10, 2028	Nil
Ria Fitzgerald	250,000	0.33	June 10, 2027	Nil	N/A	N/A	N/A
	550,000	0.16	July 10, 2028	Nil

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2024 ($0.06) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

During the year ended December 31, 2024, no stock options were granted to each director of the Company, other than directors who are also Named Executive Officers.

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SCHEDULE “B”

NEW ROLLING STOCK OPTION PLAN

(See attached)

B-1

ALMADEN MINERALS LTD.

(the “Company”)

STOCK OPTION PLAN

1.	STATEMENT OF PURPOSE

1.1        Principal Purposes – The principal purposes of this Plan are to provide the Company with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors and consultants responsible for the continued success of the Company; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Company; to encourage such individuals to remain with the Company; and to attract new employees, officers, directors and consultants to the Company.

1.2        Benefit to Shareholders – This Plan is expected to benefit shareholders by enabling the Company to attract and retain skilled and motivated personnel by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

2.	INTERPRETATION

2.1        Defined Terms – For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Act” means the Securities Act (British Columbia), as amended from time to time;

(b)	“Affiliate” has the meaning ascribed to such term in Policy 1.1;

(c)	“Associate” has the meaning ascribed to such term in Policy 1.1;

(d)	“Blackout Extension” means, where the expiration date of an Option falls within a Blackout Period, the automatic extension of the Term to the tenth (10th) Business Day after the expiry of the Blackout Period, provided, however, that such automatic extension shall not occur where either the Optionee or the Company is, at the time, subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company’s securities;

(e)	“Blackout Period” means a formal blackout period self-imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of undisclosed Material Information, which shall expire following the general disclosure of such undisclosed Material Information;

(f)	“Board” means the board of directors of the Company from time to time;

(g)	“Business Day” means a day on which the banks are open for business (Saturdays, Sundays, statutory and civic holidays excluded) in Vancouver, B.C., Canada;

(h)	“Cashless Exercise” means the arrangement, if any, that the Company has with a brokerage firm pursuant to which the brokerage firm will loan money to the Optionee to purchase the Shares that are subject to the Option. The brokerage firm then sells a sufficient number of Shares to cover the Option Price in order to repay the loan made to the Optionee. The brokerage firm receives an equivalent number of Shares from the exercise of the Option and the Optionee then receives the balance of Shares, or the cash proceeds from the balance of such Shares, from the exercise of the Option;

(i)	“Change in Control” means:

(i)	a takeover bid (as defined in the Act), which is successful in acquiring Shares;

(ii)	the change of control of the Board resulting from the election by the shareholders of the Company of less than a majority of the persons nominated for election by management of the Company;

(iii)	the sale of all or substantially all the assets of the Company;

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares in a single transaction or series of related transactions;

(v)	the dissolution of the Company’s business or the liquidation of its assets;

(vi)	a merger, amalgamation or arrangement of the Company in a transaction or series of transactions in which the Company’s shareholders receive less than fifty-one percent (51%) of the outstanding shares of the new or continuing corporation; or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than fifty percent (50%) of the outstanding Shares;

(j)	“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(k)	“Company” means Almadex Minerals Ltd., a corporation existing under the Business Corporations Act (British Columbia);

(l)	“Consultant” has the meaning ascribed to such term in Policy 4.4 and includes a Consultant Company;

(m)	“Consultant Company” has the meaning ascribed to such term in Policy 4.4;

(n)	“Date of Grant” means the date specified in the Option Agreement as the date on which the Option is effectively granted;

(o)	“Director” has the meaning ascribed to such term in Policy 4.4;

(p)	“Disabled” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)	being employed or engaged by the Company, a Related Company or another employer, in a position the same as or similar to that in which the Optionee was last employed or engaged by the Company or a Related Company; or

(ii)	acting as a Director or Officer of the Company or a Related Company;

(q)	“Discounted Market Price” has the meaning ascribed to such term in Policy 1.1, as applied in Policy 4.4;

(r)	“Disinterested Shareholder Approval” means an ordinary resolution passed by a majority of the votes cast at a shareholders’ meeting of the Company, excluding votes

2

attaching to Shares beneficially owned by Insiders to whom Options may be granted under this Plan (and, in certain other circumstances specified in Policy 4.4, excluding votes attaching to Shares owned by certain other Persons) and Associates and Affiliates of those Insiders (and of those certain other Persons);

(s)	“Eligible Person” means:

(i)	a Director, Officer or Employee;

(ii)	subject to section 2(c) of Policy 4.4, an issuer, all of the voting securities of which are beneficially owned by one or more of the Persons referred to in (i) above;

(iii)	a Consultant;

(iv)	a Management Company Employee if at the Date of Grant the Company is a “reporting issuer” as such term is defined in the Act;

(t)	“Employee” means:

(i)	an individual who is considered an employee of the Company or of a Related Company under the Income Tax Act (Canada) and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

(ii)	an individual who works full-time for the Company or a Related Company providing services normally provided by an employee and who is subject to the same control and direction by the Company or the Related Company over the details and methods of work as an employee of the Company or of the Related Company, as the case may be, but for whom income tax deductions are not made at source; or

(iii)	an individual who works for the Company or a Related Company on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or the Related Company over the details and methods of work as an employee of the Company or of the Related Company, as the case may be, but for whom income tax deductions are not made at source;

(u)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(v)	“Insider” has the meaning ascribed to such term in Policy 1.1;

(w)	“Investor Relations Activities” means any activities, by or on behalf of the Company or a security holder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

(a)	to promote the sale of products or services of the Company; or

(b)	to raise public awareness of the Company;

3

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)	activities or communications necessary to comply with the requirements of:

(a)	applicable securities laws; or

(b)	the by-laws, rules and policies of any exchange on which any of the securities of the Company are listed, or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange (including laws of any foreign jurisdiction) having jurisdiction over or governing the Company; or

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(a)	the communication is only through the newspaper, magazine or publication; and

(b)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer;

(x)	“Investor Relations Service Provider” includes any Consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities;

(y)	“Management Company Employee” means an individual employed by a Person providing management services to the Company, which management services are required for the ongoing successful operation of the business enterprise of the Company;

(z)	“Material Information” has the meaning ascribed to such term in Policy 1.1;

(aa)	“Net Exercise” means the exercise of Options, other than Options held by an Investor Relations Service Provider, without the Optionee making any cash payment so the Company does not receive any cash from the exercise of the subject Option, and instead the Optionee receives only the number of Shares subject to the Option that is equal to the quotient obtained by dividing:

(A)	the product of the number of Options being exercised multiplied by the difference between the VWAP of the Shares subject to the Option and the exercise price of the subject Option; by

(B)	the VWAP of the Shares subject to the Option;

(bb)	“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators;

(cc)	“Officer” has the meaning ascribed to such term in Policy 4.4;

(dd)	“Option” means an option to purchase unissued Shares granted pursuant to the terms of this Plan;

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(ee)	“Option Agreement” means a written agreement between the Company and an Optionee specifying the terms of the Option being granted to the Optionee under the Plan;

(ff)	“Option Price” means the exercise price per Share specified in an Option Agreement which shall be not less than the Discounted Market Price on the Date of Grant, adjusted from time to time in accordance with the provisions of Section 6.3 and Article 10;

(gg)	“Optionee” means an Eligible Person to whom an Option has been granted;

(hh)	“Person” means a natural person, company, corporation, trust, partnership, limited partnership, business association, government or political subdivision or agency of a government; and where two or more Persons act as a syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(ii)	“Plan” means this Stock Option Plan;

(jj)	“Policy 1.1” means Policy 1.1 of the TSX-V Corporate Finance Manual and any successor policies thereto adopted under the TSX-V Corporate Finance Manual;

(kk)	“Policy 4.4” means Policy 4.4 of the TSX-V Corporate Finance Manual and any successor policies thereto adopted under the TSX-V Corporate Finance Manual;

(ll)	“Related Company” means a corporation or company which is a subsidiary of the Company and, for purposes of NI 45-106, which is an Affiliate of the Company;

(mm)	“Security Based Compensation” has the meaning ascribed to such term in Policy 4.4;

(nn)	“Security Based Compensation Plan” has the meaning ascribed to such term in Policy 4.4;

(oo)	“Shares” means the common shares in the capital of the Company as constituted on the Date of Grant, adjusted from time to time in accordance with the provisions of Section 10;

(pp)	“Stock Option” has the meaning ascribed to such term in Policy 4.4;

(qq)	“Term” means the period of time during which an Option may be exercised;

(rr)	“Trading Day” means a Business Day when trading occurs through the facilities of the TSX- V;

(ss)	“TSX-V” means the TSX Venture Exchange;

(tt)	“TSX-V Corporate Finance Manual” means the manual of policies for Persons whose securities are listed on the TSX-V, as amended from time to time; and

(uu)	“VWAP” means the volume weighted average trading price of the Shares on the TSX-V calculated by dividing the total value by the total volume of Shares traded for the five (5) Trading Days immediately preceding the exercise of the subject Option - where appropriate, the TSX-V may exclude internal crosses and certain other special terms trades from the calculation.

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3.          ADMINISTRATION

3.1        Board or Committee – The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2.

3.2         Appointment of Committee – The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment of a Committee by the Board, the Board shall administer this Plan.

3.3       Quorum and Voting – A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Article 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a Director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is to be taken with respect to the granting of an Option to such member).

3.4       Powers of Board and Committee – The Board shall from time to time authorize and approve the grant by the Company of Options under this Plan, and the Committee shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board:

(a)	administration of the Plan in accordance with its terms;

(b)	determination of all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the value of the Shares;

(c)	correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan;

(f)	with respect to the granting of Options:

(i)	determination of the Employees, Officers, Directors, Consultants or Management Company Employees to whom Options will be granted, based on the eligibility criteria set out in this Plan;

(ii)	determination of the terms and provisions of the Option Agreement which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Agreement) and which shall not be inconsistent with the terms of this Plan;

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(iii)	amendment of the terms and provisions of this Plan or an Option Agreement, provided the Board obtains:

(a)	the consent of the Optionee in the case of amendment to an Option Agreement; and

(b)	if required, the approval of any stock exchange on which the Shares are listed and shareholder approval,

(iv)	determination of when Options will be granted;

(v)	determination of the number of Shares subject to each Option; and

(vi)	determination of the vesting schedule, if any, for the exercise of each Option; and

(g)	other determinations necessary or advisable for administration of this Plan.

3.5        Obtain Approvals – The Board will seek to obtain any regulatory, TSX-V or shareholder approvals which may be required pursuant to applicable securities laws or TSX-V rules.

3.6        Administration by Committee – The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of this Plan shall in all respects be consistent with the TSX-V policies and rules.

4.          ELIGIBILITY

4.1        Eligibility for Options – Options may be granted to any Eligible Person.

4.2        Insider and Others Eligibility for Options – Notwithstanding Section 4.1, if the Shares are listed in Canada only on the TSX-V, grants of Options shall be subject to the policies of the TSX-V and to the limitations set out in Section 6 of this Plan.

4.3        No Violation of Securities Laws – No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5.          SHARES SUBJECT TO THE PLAN

5.1        Number of Shares – The maximum number of Shares issuable from time to time under this Plan, together with all of the Company’s other Security Based Compensation Plans, in aggregate, is that number of Shares as is equal to ten percent (10%) of the number of issued Shares at the Date of Grant of an Option or the date of issuance of any Security Based Compensation under any of such other Security Based Compensation Plans. The maximum number of Shares issuable under this Plan shall be adjusted, where necessary, to take account of the events referred to in Article 10. If the Shares are listed on the TSX-V, the maximum aggregate number of Shares issuable pursuant to all of the Company’s Security Based Compensation Plans, including this Plan:

(a)	granted or issued:

(i)	subject to Sections 5.1(b) and (c), in any twelve (12) month period to any one Person (and, where permitted under Policy 4.4, any companies that are wholly owned by that Person) must not exceed five percent (5%) of the issued Shares,

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calculated as at the date any Security Based Compensation is granted or issued to the Person;

(ii)	to Insiders (as a group) at any point in time must not exceed ten percent (10%) of the issued Shares; and

(iii)	in any twelve (12) month period to Insiders (as a group) must not exceed ten percent (10%) of the issued Shares, calculated as at the date any Security Based Compensation is granted or issued to any Insider;

unless Disinterested Shareholder Approval thereto is obtained;

(b)	in any twelve (12) month period to any one Consultant must not exceed two percent (2%) of the issued Shares, calculated as at the date any Security Based Compensation is granted or issued to the Consultant; and

(c)	in light of the fact that, under Policy 4.4, Investor Relations Service Providers may not receive any Security Based Compensation other than Stock Options, pursuant to all Stock Options granted in any twelve (12) month period to all Investor Relations Service Providers in aggregate must not exceed two percent (2%) of the issued Shares, calculated as at the date any Option is granted to any such Investor Relations Service Provider.

5.2        Expiry of Option – Subject to Section 9.2, if an Option granted under this Plan expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of this Plan.

5.3        Reservation of Shares – The Company will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of this Plan.

6.          OPTION TERMS

6.1        Option Agreement – Each Option granted to an Optionee shall be confirmed by the execution and delivery of an Option Agreement and the following terms shall be specified in each such Option Agreement:

(a)	the number of Shares subject to option pursuant to such Option;

(b)	the Date of Grant;

(c)	the Term, provided that, if the Shares are listed in Canada only on the TSX-V, the length of the Term shall, subject to a Blackout Extension, not be greater than ten (10) years following the Date of Grant;

(d)	the Option Price, provided that the Option Price shall not be less than the Discounted Market Price of the Shares;

(e)	subject to Section 6.2, any vesting provisions;

(f)	if the Optionee is an Employee, Consultant or Management Company Employee, a representation by the Company and the Optionee that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Company or of a Related Company; and

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(g)	such other terms and conditions as the Board deems advisable and are consistent with the purposes of this Plan.

6.2        Vesting Schedule – The vesting of Options shall be at the discretion of the Board, provided however, if the Shares are listed on the TSX-V, Options granted to any Investor Relations Service Provider shall vest in four (4) stages over twelve (12) months with no more than one-quarter (¼) of such Options vesting no sooner than three (3) months after the Date of Grant and, thereafter, no more than one-quarter (¼) of such Options vesting no sooner than on each of the six (6), nine (9) and twelve (12) month anniversaries of the Date of Grant, and provided further that such vesting schedule for Options granted to Investor Relations Service Providers cannot be accelerated without the prior written approval of the TSX-V.

6.3        Amendments to Options – Amendments to the terms of previously granted Options are subject to acceptance for filing of such amendments by the TSX-V, if required, and any amendments to Options held by Insiders:

(a)	that would have the effect of decreasing the Option Price of, or extending the Term of, such Options; or

(b)	that results in a benefit to an Insider (and if the Company cancels any Option and within one (1) year grants or issues new Security Based Compensation to the same Person, Policy 4.4 considers that an amendment);

are subject to Disinterested Shareholder Approval.

6.4        Uniformity – Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

6.5        Previously Granted Options - Options which are outstanding under pre-existing stock option plan(s) of the Company as of the effective date of this Plan shall continue to be exercisable and shall be deemed to be governed by and be subject to the terms and conditions of this Plan except to the extent that the terms of this Plan are more restrictive than the terms of such pre-existing plan(s) under which such stock options were originally granted, in which case the applicable pre-existing plan(s) shall govern, provided that any stock options granted must comply with Policy 4.4.

7.          EXERCISE OF OPTION

7.1        Method of Exercise – Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Agreement or Article 6 hereof, an Optionee may exercise an Option by giving written notice thereof, specifying the number of Shares in respect of which the Option is exercised, to the Company at its principal place of business at any time after the Date of Grant until 4:00 p.m. (Vancouver time) on the last day of the Term, or, if applicable, of the Blackout Extension, such notice, unless such exercise is a Cashless Exercise or a Net Exercise, to be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised. Such payment shall be in lawful money (Canadian funds) by cash, cheque, bank draft or wire transfer. Payment by cheque made payable to the Company in the amount of the aggregate Option Price shall constitute payment of such Option Price unless the cheque is not honoured upon presentation, in which case the Option shall not have been validly exercised. In the event of a Cashless Exercise or Net Exercise, the number of Options exercised, surrendered, or converted, and not the number of listed Shares issued by the Company, must be included in calculating the limits set forth in Section 5.1 hereof.

7.2        Issuance of Certificates – Not later than the third (3rd) Business Day after exercise of an Option in accordance with Section 7.1, the Company shall issue and deliver to the Optionee a certificate or

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certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Article 10 hereof.

7.3        Compliance with U.S. Securities Laws – As a condition to the exercise of an Option, the Board may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. At the option of the Board, a stop-transfer order against such Shares may be placed on the stock books and records of the Company and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Board may also require such other documentation as may from time to time be necessary to comply with United States’ federal and state securities laws. The Company has no obligation to undertake registration of Options or the Shares issuable upon the exercise of Options.

8.          TRANSFERABILITY OF OPTIONS

8.1        Non-Transferable/Legending – Except as to an Optionee’s heirs or administrators or as otherwise permitted by the TSX-V Corporate Finance Manual, Options are non-assignable and non-transferable. The Options and any Shares issued on exercise of Options shall be subject to any resale restrictions and legending requirements under applicable securities laws or the TSX-V Corporate Finance Manual.

8.2        Vesting – Options held or exercisable by an Optionee’s heirs or administrators shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.3        Deemed Non-Interruption of Employment – For purposes of this Plan, employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed ninety (90) days or, if longer, for so long as the Optionee’s right to reemployment with the Company or any Related Company is guaranteed either by statute or by contract. If the period of such leave exceeds ninety (90) days and the Optionee’s reemployment is not so guaranteed, then, for purposes of this Plan, the Optionee’s employment shall be deemed to have terminated on the ninety-first (91st) day of such leave.

9.          TERMINATION OF OPTIONS

9.1        Termination of Options – To the extent not earlier exercised or terminated in accordance with Article 8, an Option shall terminate at the earliest of the following dates:

(a)	the expiry date specified for such Option in the Option Agreement, subject to the Blackout Extension;

(b)	Death of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a Director or Officer of the Company or any Related Company, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the heirs or administrators of the Optionee and shall be exercisable by such heirs or administrators

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until the earlier of a period of twelve (12) months following the date of such death and the expiry of the Term of the Option, subject to the Blackout Extension;

(c)	Cessation of Employment – Upon an Optionee’s employment or engagement as a service provider with the Company or any Related Company being terminated for cause, such Optionee’s Option shall terminate immediately. If an Optionee is a Director or Officer of the Company or any Related Company and is removed from office, such Optionee’s Option shall terminate immediately. If an Optionee becomes Disabled, such Optionee’s Option shall be exercisable until the earlier of a period of six (6) months after the date the Optionee became Disabled and the expiry of the Term of the Option, subject to the Blackout Extension. If an Optionee’s employment, office, term as a Director, or engagement as a service provider is ended or expires other than by reason of termination for cause or by removal, such Optionee’s Option shall be exercisable until the earlier of a period of thirty (30) days after such termination and the expiry of the Term of the Option, subject to the Blackout Extension;

(d)	Amalgamation – In the event the Company proposes to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the common shares of the Company or any part thereof shall be made to all the holders of common shares of the Company, the Company shall have the right, upon written notice to each Optionee holding Options under this Plan other than Options held by Investor Relations Service Providers whose vesting schedule cannot be accelerated without the prior written approval of the TSX-V, to permit the exercise of all such Options within the thirty (30) day period next following the date of such notice and to determine that, upon expiration of such thirty (30) day period, all rights of the Optionees to such Options or to exercise the same (to the extent not theretofor exercised) shall terminate and have no force and effect; and

(e)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option except in accordance with Section 8.1.

9.2        Lapsed and Exercised Options – If Options granted under the Plan are exercised or are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Shares under such Options, but the number of such Shares shall be included in the calculation of the limitations set out in Section 5.1.

9.3        Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement – If the Optionee retires, resigns or is terminated from employment or engagement with the Company or any Related Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not vested at that time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

10.        ADJUSTMENTS TO OPTIONS

10.1      Alteration in Capital Structure – If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the TSX-V, and such adjustment shall be effective and binding for all purposes of this Plan.

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10.2      Effect of Amalgamation, Merger or Arrangement – Subject to the approval of the TSX-V, if required, if the Company amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised the Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the Option Price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of this Plan.

10.3      Acceleration on Change in Control – Upon a Change in Control, all Options, other than Options held by Investor Relations Service Providers whose vesting schedule cannot be accelerated without the prior written approval of the TSX-V, shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

10.4      Acceleration of Date of Exercise – Subject to the approval of the TSX-V, if required, the Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.5      Determinations to be Binding – If any questions arise at any time with respect to the Option Price or number of Shares or other property deliverable upon exercise of an Option following an event referred to in this Article 10, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Professional Accountants in Vancouver, British Columbia, that the Board may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

10.6      Effect of a Take-Over – If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of the Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee, other than Options held by Investor Relations Service Providers whose vesting schedule cannot be accelerated without the prior written approval of the TSX-V, may be exercised in whole or in part, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject, by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto,

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Company under this Section, the Company shall refund to the Optionee any Option Price paid for such returned Optioned Shares.

11.        APPROVAL, TERMINATION AND AMENDMENT OF PLAN

11.1      Shareholder Approval – The TSX-V requires that this Plan be approved by the Company’s shareholders every year at the Company’s annual general meeting. Shareholder approval must be by way of a duly called meeting.

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11.2      Power of Board to Terminate or Amend Plan/Options – Subject to the approval of the TSX-V, if required, and Section 3.4 (f)(iii) the Board may terminate, suspend or discontinue this Plan at any time or amend or revise the terms of this Plan or an outstanding Option.

11.3      Notwithstanding the generality of Section 11.2, the power of the Board to amend without TSX-V acceptance for filing or, if required, further shareholder approval shall be limited to the following:

(a)	amendments to fix typographical errors or, provided the Company issues a news release outlining the terms of the amendment, to reduce the number of Shares that may be issued under this Plan or an outstanding Option, to increase the exercise price of an Option or to cancel an Option; and

(b)	amendments to clarify existing provisions that do not have the effect of altering the scope, nature and intent of such provisions;

and nothing herein shall be construed as authorizing the Board to make amendments to outstanding Options or this Plan, without TSX-V acceptance for filing thereof, and, if required, shareholder approval, to effect;

(a)	any amendment, other than a reduction, to the number of Shares issuable under this Plan,

(b)	any change to the Eligible Persons to be granted Options under this Plan;

(c)	any change to the limitations under this Plan on the number of Options that may be granted to any one Person or any category of Persons;

(d)	the method for determining the Option Price; and

(e)	the expiry and termination provisions applicable to Options.

11.4      No Grant During Suspension of Plan – No Option may be granted during any suspension, or after termination, of this Plan. Amendment, suspension or termination of this Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.        CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1      Compliance with Laws – Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States’ state securities laws, the United States Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any stock exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed or quoted, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Shares other than with respect to a refund of any Option Price paid.

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13.        USE OF PROCEEDS

13.1      Use of Proceeds – Proceeds from the sale of Shares pursuant to the Options granted and exercised under this Plan shall constitute general funds of the Company and shall be used for general corporate purposes, or as the Board otherwise determines.

14.        NOTICES

14.1      Notices – All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either delivered personally to the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such personal delivery; sent by facsimile or electronic mail (email) to the address therefor set out in the Option Agreement, in which case notice shall be deemed to have been duly given on the date the facsimile or email is sent, provided that it is sent before 4:00 PM Vancouver time on a Business Day and, if it is not, then notice shall be deemed to have been duly given on the next Business Day after the date the facsimile or email is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at such party’s most recent known address, in which case such notice shall be deemed to have been duly given on the tenth (10th) postal delivery day following the date of such mailing.

15.        MISCELLANEOUS PROVISIONS

15.1      No Obligations to Exercise – Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2      No Obligation to Retain Optionee – Nothing contained in this Plan shall obligate the Company or any Related Company to retain an Optionee as an Employee, Officer, Director or Consultant for any period, nor shall this Plan interfere in any way with the right of the Company or any Related Company to reduce such Optionee’s compensation.

15.3      Binding Agreement – The provisions of this Plan and of each Option Agreement with an Optionee shall be binding upon such Optionee and the heirs or administrators of such Optionee.

15.4      Use of Terms – Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5      Headings – The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6      No Representation or Warranty – The Company makes no representation or warranty as to the future value of any Shares issued in accordance with the provisions of this Plan.

15.7      Income Taxes – As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to such Optionee any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such Optionee’s participation in the Plan.

15.8      Compliance with Applicable Law – If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange or over the counter market having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

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15.9      Conflict – In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

15.10    Governing Law – This Plan and each Option Agreement issued pursuant to this Plan shall be governed exclusively by the laws of the Province of British Columbia, without regard to the rules of conflict of laws applied therein or any other jurisdiction.

15.11    Time of Essence – Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver of the essentiality of time.

15.12    Entire Agreement – This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

16.        EFFECTIVE DATE OF PLAN

16.1      Effective Date of Plan – This Plan shall be effective on the later of the day of its approval by the shareholders of the Company and the day of its acceptance for filing by the TSX-V.

“Duane Poliquin”

Duane Poliquin – Chair of the Board

Date of Shareholder Approval

[●], 2025

Date of TSX-V Acceptance for Filing

May 25, 2025

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SCHEDULE “C”

KEY PERSON RETENTION AGREEMENT

(See attached)

C-1

KEY PERSONS RETENTION AGREEMENT

THIS KEY PERSONS RETENTION AGREEMENT (the “Agreement”) is dated for reference the 22nd day of May, 2025.

AMONG:

ALMADEN MINERALS LTD., a company existing under the Business Corporations Act (British Columbia) with an address at Suite 210, 1333 Johnston Street, Vancouver, British Columbia V6H 3R9

(the “Company”)

AND:

KORM TRIEU, an individual with a work address at Suite 210 – 1333 Johnston St., Vancouver, B.C. Canada, V6H 3R9

(“Trieu”)

AND:

DOUGLAS MCDONALD, an individual with a work address at Suite 210 – 1333 Johnston St., Vancouver, B.C. Canada, V6H 3R9

(“McDonald”, and together with Trieu, the “Key Persons” and each of them a “Key Person”)

(the Key Persons together with the Company, the “Parties” and each of them, a “Party”)

WHEREAS:

A.	the Company through its wholly owned subsidiary, Minera Gorrion S.A. de C.V. (“Minera Gorrion”, and together with the Company the “Claimants”) had, among other things, an ownership interests in the mineral concessions comprising the Ixtaca project (the “Ixtaca Project”), located in Puebla State, Mexico;

B.	the Company and Minera Gorrion have commenced international arbitration proceedings against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) alleging that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca Project and ultimately retroactively terminated the mineral concessions comprising the Ixtaca Project, causing the loss of the Company’s investments in Mexico (the “Claim”), with such proceedings being prosecuted under the World Bank International Centre for Settlement of Investment Disputes (“ICSID”);

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C.	Trieu is the CFO of the Company, and entered into an executive employment contract, as amended, with the Company (the “Trieu Employment Agreement”);

D.	McDonald is the Executive Vice President of the Company, and entered into an executive employment contract, as amended, with the Company (the “McDonald Employment Agreement”, and together with the Trieu Employment Agreement, the “Employment Agreements”);

E.	the Company recognizes that the continued, active participation of the Key Persons is of material importance to the Claim and the Company therefore requires the active support of the Key Persons throughout the Claim process, which is expected to last up to six years;

F.	the Company and Minera Gorrion may not have sufficient cash on hand to pay compensation at competitive market rates to the Key Persons throughout the Claim process;

G.	the Company recognizes that should it not secure the participation of the Key Persons in the Claim process, the ability of the Company to prosecute the Claim may be significantly compromised;

H.	the Company further recognizes the unique qualifications of the Key persons in prosecuting this Claim and the related risk that, absent sufficient incentive to contribute to possibly lengthy Claim process, the Key Persons may take the view that their continued contribution to the Claim process is unlikely to advance their careers or skill set in the same manner as expending that effort elsewhere;

I.	this retention plan is in lieu of any retention scheme that would have been tied directly to project construction and production milestones;

J.	the Company wishes to enter into this Agreement with the Key Persons in order to, among other things, induce the Key Persons to assist with the Claim process.

NOW THEREFORE this Agreement witnesses that in consideration for the premises and the mutual covenants and agreements herein, the Parties hereby agree as follows:

1.	As consideration for the contributions of the Key Persons throughout the Claim process and the participation and support of the Key Persons in the Claim, subject to the issuance of an award by ICSID to the Claimants under the Claim or an award to the Claimants being agreed to in a settlement among Mexico and the Claimants in respect of the Claim and actual receipt of any such award amounts by the Claimants on or prior to the Outside Date (as defined below), the Claimants covenant and agree that they shall pay to the Key Persons an aggregate of up to 4% of the Net Arbitration Proceeds, if any (as defined in and calculated in accordance with Schedule “A” hereto), actually received by the Claimants (the “Retention Amount”). The Retention Amount is subject to a cap and shall be paid in accordance with Schedule “A” hereto.

2.	The Retention Amount shall be allocated between the Key Persons in accordance with Schedule “B” hereto. Notwithstanding any other term herein, if, prior to December 31, 2026, the board of directors of the Company (the “Board”), acting in good faith but in its sole and absolute discretion, determines that a Key Person has failed to continuously and promptly provide all necessary support or assistance to the Claimants in connection with the Claim in good faith and to the best of their ability, the Board shall be entitled to: (i) reduce or eliminate the Retention Amount due and payable to such Key Person: or (ii) re-allocate all or a portion of the Retention Amount due and payable to such Key Person to one or more other Key Person at any time.

3.	Notwithstanding the provisions of the Employment Agreements, unless otherwise determined by the Board, in the event a Key Person:

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(i)	ceases to be employed (formally or as a consultant) by the Company or Minera Gorrion, as applicable, within 12 months of the date hereof; or

(ii)	is terminated for cause by the Company or Minera Gorrion, as applicable, following the 12 month anniversary of the date hereof but prior to the actual receipt by the Claimants of an award issued by ICSID under the Claim or an award reached in a settlement among Mexico and the Claimants in respect of the Claim, such Key Person’s entitlement to the Retention Amount shall immediately terminate.

4.	Notwithstanding the provisions of the Employment Agreements, unless otherwise determined by the Board, in the event a Key Person ceases to be employed (formally or as a consultant) by the Company or Minera Gorrion, as applicable, (other than as a result of termination for cause, in which case Section 3 shall be applicable) at any time following the 12 month anniversary of the date hereof but prior to the actual receipt by the Claimants of an award issued by ICSID under the Claim or an award reached in a settlement among Mexico and the Claimants in respect of the Claim, such Key Person’s entitlement to a portion of the Retention Amount in accordance with Schedule “B” hereto shall be reduced by 50% if that Key Person ceases to be employed (formally or as a consultant) prior to June 30, 2027, or by 25% if that Key Person ceases to be employed (formally or as a consultant) after June 30, 2027 and be paid in accordance with Schedule “A” hereto.

5.	Notwithstanding Sections 3 and 4, if following a Change of Control (as defined in the Employment Agreements) a Key Person ceases to be employed by the Company or Minera Gorrion, as applicable, (unless such termination is because of such Key Person’s death or physical or mental impairment, by a Claimant for cause or by such Key Person other than for “Good Reason”, as defined in the Employment Agreements), such Key Employee’s entitlement to a portion of the Retention Amount in accordance with Schedule “B” hereto shall continue and be paid in accordance with Schedule “A” hereto.

6.	The personal tax consequences of any Retention Amount paid or accruing to a Key Person under this Agreement are such Key Person’s obligation. The Company will comply with all applicable tax laws, codes, and regulations, including withholding and/or reporting of taxable compensation, in respect of any Retention Amount paid or accruing to a Key Person. Each Key Person shall defend, indemnify and hold harmless the Company from all losses, claims, damages, actions, causes of actions, costs, expenses, fines and penalties, including court costs and attorneys’ fees, that the Company may sustain, incur or suffer arising out of such Key Person’s failure to make any and all tax payments on account of a Retention Amount.

7.	Each Key Person acknowledges and agrees that:

(a)	he shall use reasonable efforts to facilitate the prosecution by the Claimants of the Claim including, without limitation, making himself available during reasonable times as may be required by the Company and providing any information required by the Company in connection with the Claim;

(b)	his entitlement to a Retention Amount does not turn on his participation as a witness in the Claim proceedings or his performance as a witness should he serve as one in the Claim proceedings and if he does serve as a witness he will, at all times, give truthful testimony;

(c)	the Claimants have no obligation to take any action with respect to the Claim, and, without limitation, may elect to modify their position with respect to the Claim, negotiate any settlement with respect to the Claim, terminate or abandon the Claim or take any

3

other action with respect to the Claim in their sole and absolute discretion without notice to such Key Person at any time;

(d)	in the event that the Board determines, acting in good faith but in its sole and absolute discretion, that there exists any material conflict of interest between the Claimants and such Key Person in connection with the Claim, the Board may terminate such Key Person’s entitlement to the Retention Amount pursuant to this Agreement and this Agreement at any time;

(e)	there is no assurance with respect to the duration of the Claim, the time commitment that may be required by such Key Person to support the Company during the Claim, that the Claimants will be successful in obtaining an award by ICSID under the Claim or an award in any settlement among Mexico and the Claimants in respect of the Claim, that the Claimants will be successful in enforcing such an award or that such an award will result in any Net Arbitration Proceeds; and

(f)	there is no guarantee that such Key Person will receive the Retention Amount hereunder or that the Key Person shall have any recourse as against the Company in respect thereof, and, for avoidance of doubt, the Company shall not be required to pay any amounts to such Key Person under this Agreement from any other source of funds available to the Company.

8.	In the event that an award has not been issued by ICSID under the Claim or an award has not been agreed to in a settlement among Mexico and the Claimants in respect of the Claim on or prior to the six (6) year anniversary of the date of this Agreement, or such later date as may be determined in writing by the Board, acting in good faith but in its sole and absolute discretion, (the “Outside Date”), this Agreement, together with all obligations of the Parties hereunder, including, without limitation, the Key Persons’ entitlement to the Retention Amount shall immediately terminate.

9.	It shall be a condition precedent of the obligations of the Company hereunder that (the“Conditions Precedent”):

(a)	this Agreement shall have been approved by the Board;

(b)	if required, this Agreement shall have been approved by the relevant stock exchange (the “Exchange”);

(c)	if required, the Company shall have obtained the approval of disinterested shareholders of the Company; and

(d)	this Agreement shall be in compliance with all applicable laws and policies, including the policies of the Exchange.

10.	The Company covenants and agrees to use commercially reasonable efforts to complete the Conditions Precedent on or prior to June 30, 2025, and in the event the Company is not able to, or otherwise determines that it intends not to, complete such Conditions Precedent prior to such date, the Company shall be entitled to terminate this Agreement immediately and without any further recourse by the Key Person.

11.        The Company represents and warrants to the Key Persons that, subject to the satisfaction of the Conditions Precedent:

4

(a)	it is duly formed, validly existing and in good standing under the laws of its jurisdiction of existence;

(b)	it has the legal power and capacity to enter into this Agreement;

(c)	the execution, delivery and performance of this Agreement by the Company has been duly authorized;

(d)	it has duly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with the Agreement’s terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction; and

(e)	the execution and delivery by the Company of this Agreement and performance of its obligations under this Agreement complies with applicable laws and do not and will not breach any other agreement to which the Company is a party.

12.	Each Key Person represents and warrants to the Company that:

(a)	he is a natural person who duly serves as an officer of the Company or Minera Gorrion, as applicable, with an address noted on the first page of this Agreement;

(b)	he has the legal power and capacity to enter into and execute this Agreement;

(c)	he has been advised to obtain independent legal, tax and accounting advice with respect to this Agreement, has had ample opportunity to obtain such advice and has done so or has considered doing so and, in his sole judgment, has decided that it is not necessary;

(d)	he has duly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of him enforceable against him in accordance with the Agreement’s terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction; and

(e)	the execution and delivery by him of this Agreement and performance of his obligations under this Agreement complies with applicable laws and do not and will not breach any other agreements to which he is a party.

13.	Each Key Person acknowledges and agrees that in assisting with the Claim process he will have access to information which relates the Claim and which constitutes “Confidential Information”. Each Key Person agrees that, during the term of this Agreement and for two (2) years thereafter, he shall hold the Confidential Information in confidence and shall not disclose the Confidential Information, provided that such restrictions will not apply with respect to: (a) information the Key Person can document is or becomes readily publicly available without restriction through no fault of the Key Person; or (b) is required by law to be disclosed provided that Key Person shall immediately notify the Company in writing of such requirement and shall limit the extent of disclosure to that which Company's legal counsel advises in writing must be disclosed in order to comply with such law. Upon termination of this Agreement or as otherwise requested by the Company, the Key Person will promptly provide to the Company all documents, including any electronic copies thereof, comprising or referring to Confidential Information. The provisions of this Section 12 shall survive the termination of this Agreement.

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14.	The Retention Amount shall not count toward, be substituted in lieu of, or be considered in determining salary, payments or benefits due to Key Persons under the Employment Agreements or any other plan, program or agreement of the Company or Minera Gorrion.

15.	This Agreement is supplemental to, and does not amend or otherwise alter, the terms and conditions of the Employment Agreements.

16	Nothing in this Agreement shall confer upon a Key Person any right to employment or to continue in employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or Minera Gorrion to employ or retain such Key Person or to terminate such Key Person’s employment at any time and for any reason, which rights are hereby expressly reserved by each of the Company and Minera Gorrion.

17.	This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral, written or otherwise, of the Parties. There are no representations, warranties, covenants or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement.

18.	No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

19.	This Agreement may not be assigned by any Party without the prior written consent of the other Parties.

20.	All notices to be given by the Parties shall be hand delivered to the above address or delivered by email to a Party’s email address on record with the Company. Any such notice delivered by hand shall be deemed delivered when actually delivered to the Parties receiving such notice, and any notice delivered by email shall, in the case such email is sent during regular business hours on a day other than a Saturday or Sunday on which the principal banks in the City of Vancouver, British Columbia, Canada are open for business (each a “Business Day”), immediately when sent, or in any other case, on the next Business Day. A Party may change their address by written notice to the other Parties.

21.	This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

22.	Any dispute between any of the Parties that cannot be resolved without seeking legal remedy shall be finally settled by arbitration held in Vancouver by one arbitrator in accordance with the Commercial Arbitration Act (British Columbia). The arbitrator shall apply British Columbia law in the resolution of all controversies, claims and disputes and shall have the right and authority to determine how his or her decision or determination as to each issue or matter in dispute may be implemented or enforced. The Parties consent to the jurisdiction of the arbitrator and waive any objection to the jurisdiction of such arbitrator. The ruling of the arbitrator shall be binding on the Parties and the non-prevailing Party shall pay the cost of the arbitration proceeding, including reasonable counsel fees. Notwithstanding the foregoing provisions of this section, nothing contained in this provision shall be deemed to preclude any Party from bringing an action for injunctive relief in any court having jurisdiction.

23.	Except as otherwise expressly set out herein, no waiver of any provision of this Agreement shall be binding unless it is in writing. The failure of a Party to insist upon or enforce strict performance by another Party of any provision of this Agreement or to exercise any right under this Agreement shall not be construed as a waiver or relinquishment to any extent of such Party’s right to assert or rely upon any such provision or right in that or any other instance. Waiver of

6

any provision shall not be deemed to constitute a continuing waiver of the same provision thereafter, or a waiver of any other provision of this Agreement at any time.

24.	The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to affect the purpose of this Agreement and carry out its provisions.

25.	Each provision of this Agreement is intended to be severable. If any provision of this Agreement or portion thereof or the application thereof to any person or circumstance shall to any extent be illegal, invalid or unenforceable:

(a)	the remainder of this Agreement shall continue in full force and effect; and

(b)	the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth in this Agreement.

26.	This Agreement will be binding upon and enure to the benefit of the Parties and their respective legal representatives, heirs, executors, successors and permitted assigns, as applicable.

27.	The Parties acknowledge and agree that they have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any of the provisions of this Agreement.

28.	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together constitute one agreement. An electronically or digitally signed counterpart of this Agreement using DocuSign or any other electronic or digital form of execution will have the same force and effect as a manually signed counterpart. Delivery of an executed counterpart of this Agreement by electronic means, including by facsimile transmission or by electronic delivery in portable document format (“.pdf”), will be equally effective as delivery of an originally or manually executed counterpart. The Parties acknowledge and agree that in any dispute between them respecting or in any way relating to this Agreement, each waives the right to raise any defence based on the execution hereof in counterparts or the delivery of such executed counterparts by electronic means.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ALMADEN MINERALS LTD.

(signed) Duane Poliquin
by its authorized signatory
Name:	Duane Poliquin
Title:	Board Chair

SIGNED AND DELIVERED in the presence of:	)
	)	(signed) Korm Trieu
	)	KORM TRIEU
(signed) Douglas McDonald))
Witness	)
(print name below and sign above))
)
Douglas McDonald	)
)
Address of Witness:	)
)
Suite #210 – 1333 Johnston Street	)
)
Vancouver, BC, V6H 3R9)

SIGNED AND DELIVERED in the presence of:	)
	)	(signed) Douglas McDonald
	)	DOUGLAS MCDONALD
(signed) Korm Trieu	)
Witness	)
(print name below and sign above))
)
Korm Trieu	)
)
Address of Witness:	)
)
Suite #210 – 1333 Johnston Street	)
)
Vancouver, BC, V6H 3R9)

8

SCHEDULE “A”

Total Retention Amount Calculation

●	The final calculation of the Retention Amount shall be determined by the Board, acting in good faith, but at its sole and absolute discretion. However, the following provides calculation guidance for the Retention Amount.

●	The Retention Amount shall be equal to 4% of the Net Arbitration Proceeds where the “Net Arbitration Proceeds” is equal to the positive difference, if any, by which A exceeds B, where:

A	represents Proceeds, as such term is defined in the Capital Provision Agreement dated June 26, 2024 (“CPA”). For the sake of clarity, “A” shall include all amounts payable to the Almaden Parties and the Almadex Parties, as such terms are defined in the Litigation Management Agreement dated June 26, 2024.

B	represents the aggregate direct expenses paid by the Claimants in the matter, including, without limitation:

●	All amounts paid by the Company towards the Capital Provider’s Entitlement (as such term is defined in the CPA);

●	the Make Whole Fee and Uplift Fees (as such terms are described in the engagement letter between the Company, Almadex Minerals Ltd. and Boies Schiller Flexner dated June 26, 2024);

●	any other costs, fees, expenses, disbursements and taxes reasonably incurred by any party due and payable by the Claimants in connection with the Claim as may be determined by the Board in its sole and absolute discretion.

For avoidance of doubt, in the event B is equal to or exceeds A in the above formula, no Retention Amount shall be due or payable at any time. The Retention Amount shall be capped at US$12 million. The purpose of this cap is to ensure fair and reasonable compensation and is not reflective of the Company’s view on the damages claim.

Upon: (a) the issuance of a final award by ICSID under the Claim to the Claimants or an award being agreed to in a settlement among Mexico and the Claimants in respect of the Claim; and (b) actual receipt of such awarded amounts by the Claimants, the Company shall use commercially reasonable efforts to finalize the calculation of the Retention Amount payable within 10 days of payment of the Capital Provider’s Entitlement (as defined in the June 26, 2024 Capital Provision Agreement) (the “Calculation Period”). Once such calculation is determined, the Company shall notify the Key Persons in writing within 2 days of the end of the Calculation Period with respect to the amount of Retention Amount payable to each Key Person and pay such amounts within 10 days of the end of the Calculation Period in a single lump sum payment.

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SCHEDULE “B”

Retention Amount Allocation

Trieu	CFO	2.0%
McDonald	Executive Vice President	2.0%
Total:		4%

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SCHEDULE“D”

FAIRNESS OPINION

(See attached)

D-1

EVANS & EVANS, INC.
SUITE 130, 3RD FLOOR, BENTALL II, 555 BURRARD STREET VANCOUVER, BRITISH COLUMBIA CANADA V7X 1M8	19TH FLOOR, 700 2ND STREET SW CALGARY, ALBERTA CANADA T2P 2W2	41ST FLOOR, 40 KING STREET W TORONTO, ONTARIO CANADA M5H 3Y2

May 16, 2025

ALMADEN MINERALS LTD.

1333 Johnston St., Suite 210,
Vancouver, British Columbia V6H 3R9

Attention: Compensation Committee of the Board of Directors

Dear Sirs:

Subject: Reasonableness Letter in Relation to the
Company’s Key Persons Retention Agreement

1.0	Introduction

1.01	Evans & Evans, Inc. (“Evans & Evans” or the “authors of the Letter”) has been requested by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) Almaden Minerals Ltd. (“Almaden” or the “Company”), a reporting issuer whose shares are listed for trading on the Toronto Stock Exchange (the “Exchange”) under the symbol “AMM” to prepare a Reasonableness Letter (the “Letter”), with respect to the reasonableness of the compensation to the Key Persons (as defined below) as set out in Key Persons Retention Agreement (the “KPR Agreement”) from a financial point of view to the shareholders of the Company (the “Almaden Shareholders”).

1.02	Unless otherwise indicated, all monetary amounts are stated in U.S. dollars.

1.03	Almaden was established through amalgamation in accordance with the laws under the Business Corporations Act (British Columbia), on February 1, 2002. The Company’s goal is to evaluate exploration and development opportunities while also seeking compensation from the Government of Mexico for actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico. The Company has two wholly owned subsidiaries: Puebla Holdings Inc. (“Puebla”), located in Canada, and Minera Gorrion, S.A. de C.V. (“Minera Gorrión”), based in Mexico.

Ixtaca is a gold and silver mining project which was, owned by the Mexican operating company Minera Gorrión, which is 99.9% owned by Puebla. Almadex Minerals Ltd. (“Almadex” and together with Almaden, the “Claimants”) held a 2% net smelter return (“NSR”) royalty interest in the Project through its Mexican subsidiary, Minera Gavilán S.A. de C.V. (“Minera Gavilán”)

Tel: (604) 408-2222 | www.evansevans.com

ALMADEN MINERALS LTD.

May 16, 2025

On June 11, 2024, Almaden announced that it intended to pursue international arbitration proceedings alongside Almadex, on behalf of themselves along with Minera Gorrión and Minera Gavilán, against the Government of the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”), citing Mexico has breached its obligations under the CPTPP through actions which blocked the development of Ixtaca and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico (the “Claim”). On June 17, 2024, Almaden filed a request for arbitration against Mexico under the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) process.

On June 26, 2024, the Claimants engaged the law firm Boies Schiller Flexner (UK) LLP (“BSF UK”) to represent them in the Claim. On the same day, the Company, along with Minera Gorrión entered into a Litigation Management Agreement (“LMA”) with Almadex and Minera Gavilán. Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself, Almadex, Minera Gorrión and Minera Gavilán. Almadex will continue in its cooperation and support of the Claim. Almadex’s award will include its pro rata portion, minus its share of the costs related to pursuing the legal claims, including financing costs (the “Almadex Award”). In return for managing the Claim proceedings, Almadex will compensate Almaden with 10% of the Almadex Award.

On June 26, 2024, Almaden secured funding for the Claim and signed a Litigation Funding Agreement (“LFA”) with a legal financing counterparty (“Capital Provider”). The LFA offers capital amount of up to $9.5 million in nonrecourse funding to support the Claimants’ pursuit of its Claims.

ALMADEN MINERALS LTD.

May 16, 2025

On March 21, 2025, Almaden filed the Memorial Documentation for $1.06 billion in damages against Mexico, based on a valuation by an independent quantum expert.1

1.04	The Company intends to enter into KPR Agreement with Almaden management and directors to retain key personnel of Almaden who have important historical information and knowledge to contribute towards the Claim. The KPR Agreement is subject to the approval of the Almaden Shareholders.

The Key Persons under the KPR Agreement are:

●	Korm Trieu – Chief Financial Officer (“CFO”)

●	Douglas McDonald - Executive Vice President

A summary of the key terms of the KPR Agreement is outlined in section 3.0 of this Letter.

1.05	Almaden retained Evans & Evans to act as an independent advisor to Almaden and to prepare and deliver the Letter to the Almaden Shareholders to provide an independent opinion as to the reasonableness of the KPR Agreement, from a financial point of view to the Almaden Shareholders.

2.0	Reasonableness Conclusion

2.01	Based upon and subject to the foregoing, and such other matters as we consider relevant, it is our view, as of the date hereof, that the terms of the KPR Agreement are fair and reasonable, from a financial standpoint, to the Almaden Shareholders.

3.0	Engagement of Evans & Evans, Inc.

3.01	Evans & Evans was formally engaged by Almaden pursuant to an engagement letter signed February 12, 2025 (the “Engagement Letter”). The Engagement Letter provides the terms upon which Evans & Evans has agreed to provide the Letter to Almaden.

The terms of the Engagement Letter provide that Evans & Evans is to be paid a fixed professional fee for its services. In addition, Evans & Evans is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Almaden in certain circumstances. The fee established for the Letter has not been contingent upon the opinions presented.

4.0	Outline of the KPR Agreement

4.01	The Company established the KPR Agreement to ensure the long-term retention of key management personnel who have important historical information and knowledge on the

1 The summary of the Claim proceedings is for information purposes only. The reader is advised to refer to the Company’s public disclosure for a detailed analysis of the dispute and the Claim.

ALMADEN MINERALS LTD.

May 16, 2025

Project and can contribute what management believes to be crucial evidence for the successful presentation of the Claim. The KPR Agreement is characterized by Almaden as a long-term incentive plan (“LTIP”). LTIPs are structured to align the interests of the management with the long-term strategic objectives of a company and the maximization of shareholder value by incentivizing active engagement throughout the pendency of arbitration proceedings, with the aim of securing a favorable arbitral award.

4.02	The KPR Agreement sets out the terms by the Board have the discretion to distribute to the Key Persons a Retention Award of 4% of the net arbitration proceeds (the “NAP”). The NAP is equal to the positive difference between the cash amounts awarded by ICSID to the Company and the payment towards Capital Provider’s entitlement and the aggregate direct expenses paid by the Company in the matter and are outlined in detail in the KPR Agreement.

As per the KPR Agreement, any Claim damages or settlement amount awarded will be paid in the following priority:

1.	All amounts paid by Almaden towards Capital Provider’s entitlement under the LFA, and thereafter aggregate direct expenses related to the Claim such as legal and financial costs, administrative fees, translation costs, travel expenses, and other reasonable costs determined by the Board;

2.	Retention Award Amount. The Retention Award Amount is 4% of the NAP, subject to a cap of $12 million, where the NAP is positive. The Company submits that the cap is intended to ensure fair and reasonable compensation, and should not be construed as reflecting the Company’s position on the validity or quantum of the damages claim.

If the Claim does not result in damages or a settlement amount that is greater than the aggregate direct expenses associated with the Claim, the Key Persons will not receive any payment under the KPR Agreement.

The Key Persons' proportional entitlements to the NAP were under discussion as of the date of the Letter.

4.03	Under the KPR Agreement, the Company recognizes that the continued and active involvement of the Key Persons is materially important to the success of the Claim. Accordingly, the Company requires their ongoing support throughout the duration of the Claim process, which is expected to extend for up to six years.

●	The Key Persons are required to use reasonable efforts to support the prosecution of the Claim by the Claimants, including, without limitation, making themselves available at reasonable times as requested by the Company and providing any information the Company may require in connection with the Claim.

●	The Key Persons’ entitlement to a Retention Award is not contingent upon their participation as a witness in the Claim proceedings, nor on the quality of their

ALMADEN MINERALS LTD.

May 16, 2025

performance should they serve in that capacity. However, if a Key Person does act as a witness, they are expected to provide truthful testimony at all times.

●	The Claimants have no obligation to take any specific action in relation to the Claim and may, without limitation, modify their position, negotiate a settlement, terminate or abandon the Claim, or take any other action at their sole and absolute discretion, without prior notice to any Key Person and at any time.

●	In the event the Board determines, acting in good faith but in its sole and absolute discretion, that a material conflict of interest exists between the Claimants and the Key Person in connection with the Claim, the Board may terminate the Key Person’s entitlement to the Retention Award under the KPR Agreement, and may terminate the KPR Agreement itself, at any time.

●	There can be no assurance regarding the duration of the Claim, the time commitment that may be required from the Key Person to support Almaden during the Claim, the success of the Claimants in obtaining an award from ICSID in connection with the Claim or in reaching a settlement with Mexico, the successful enforcement of any such award, or whether any such award will result in NAP.

●	There is no guarantee that the Key Person will receive the Retention Award under the KPR Agreement, nor shall the Key Person have any recourse against the Company in connection therewith. For the avoidance of doubt, the Company shall not be obligated to pay any portion of the Retention Amount from any other source of funds available to it.

●	The Key Person agrees that, during the term of this Agreement and for a period of two years thereafter, they shall maintain the confidentiality of all confidential information and shall not disclose such information to any third party. These obligations shall not apply to information that have become, publicly available without restriction through no fault or action of the Key Person; or information required to be disclosed by law, provided that the Key Person promptly notifies the Company in writing upon becoming aware of such legal requirement.

●	The personal tax consequences of any Retention Award paid or accrued to a Key Person under the KPR Agreement shall be the sole responsibility of the Key Person.

●	Key Persons must comply with all applicable laws and cooperate with the Company in fulfilling its obligations under the KPR Agreement.

●	The Retention Award shall not be considered as part of, nor substitute for, nor be factored into the determination of salary, payments, or benefits owed to Key Persons under their Employment Agreements, or any other plan, program, or agreement of Almaden or Minera Gorrión. The Key Persons acknowledge that the Company and

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Minera Gorrión may not have sufficient cash on hand to compensate them at competitive market rates throughout the duration of the Claim process.

●	In the event that the Company has not received a cash award pursuant to the Claim on or prior to the six year anniversary of the date of the KPR Agreement, or such later date as may be determined in writing by the Board (the “Outside Date”), the KPR Agreement, together with all obligations of the parties thereunder, including, without limitation, the obligations of the Company to pay any Retention Award shall immediately terminate without recourse.

4.04	Under the KPR Agreement, if the Board determines in good faith that a key person fails to provide the necessary support for the Claim process, the Board can reduce or eliminate the Retention Award for that person at its discretion. In addition, if a Key Person ceases to be engaged or retained by the Company within 12 months of the KPR Agreement, their entitlement to the Retention Award ends immediately. Finally, if any Key Person ceases to be engaged or retained by the Company prior to June 30, 2027, such Key Person’s entitlement to a portion of the Retention Award shall be reduced by 50%, or by 25% if that Key Person ceases to be employed after June 30, 2027, as determined by the Board.

5.0	Scope of Review

5.01	In connection with preparing the Letter, Evans & Evans has reviewed and relied upon, or carried out, among other things, the following:

●	Interviewed the Committee and the management of Almaden to gain an understanding of the current status of Almaden and the plans going forward.

●	Reviewed the Draft Key Persons Retention Agreement between the Company, Korm Trieu, and Douglas McDonald.

●	Reviewed the Amended and Restated Engagement Letter issued by BSF UK dated June 26, 2024.

●	Reviewed the Company’s beneficial ownership table dated February 2, 2025.

●	Reviewed the BSF UK prepared Almaden Vs Mexico budget cost calculation.

●	Reviewed the Company’s website (www.almadenminerals.com).

●	Reviewed the Company’s Management Information Circulars for the years ended December 31, 2022, to 2023.

●	Reviewed the Company’s press releases for the 18 months preceding the date of the Letter.

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●	Reviewed the Company’s trading price on the Exchange for the period from March 28, 2022, to March 26, 2025.

●	Reviewed information on the following legal proceedings previously reported by other companies that are similar to the Claim: Odyssey Marine Exploration, Inc. v. Mexico, Silver Bull Resources Inc. v. Mexico, Prairie Mining Limited v. the Republic of Poland; Crystallex International Corp. v. the Bolivarian Republic of Venezuela; Eco Oro Minerals Corp. v. the Republic of Colombia; Gabriel Resources Ltd. v. Romania; Gold Reserve Inc. v. the Bolivarian Republic of Venezuela; and Rusoro Mining Ltd. v. the Bolivarian Republic of Venezuela.

●	Reviewed information on the claims that are similar to Almaden’s claim from various sources such as the companies’ websites, investmentpolicy.unctad.org italaw.com, iisd.com, icsid.worldbank.org, etc.

●	Reviewed Odyssey Marine Exploration, Inc.’s Form 8-K dated July 8, 2024, new release dated September 17, 2024, and Form 10-Q for the quarterly period ended September 30, 2024.

●	Reviewed the 2020 and 2021 annual report of Prairie Mining Limited for the management incentive program.

●	Reviewed Crystallex International Corp.’s Form 20-F for the fiscal year 2011.

●	Reviewed Eco Oro Minerals’ press release dated January 13, 2017, and July 16, 2024.

●	Reviewed Gabriel Resources Ltd.’s management information circular dated June 28, 2023, and news release dated March 8, 2024.

●	Reviewed Gold Reserve Inc.’s website https://www.goldreserveinc.com/bonus-plan, https://www.goldreserveinc.com/international-arbitration-new/ and the company’s signed Bonus Plan dated June 14, 2018.

●	Reviewed Rusoro Mining Ltd.’s management information circular dated December 6, 2016, the management discussion and analysis for the fiscal year 2014, and interim condensed consolidated financial statements for the nine months ended September 30, 2024.

●	Reviewed information on the junior gold and silver mining industry from a variety of sources.

Limitation and Qualification: Evans & Evans did not visit the Project.

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6.0	Analysis of LTIPs

6.01	Generally, the purpose of an LTIP is to reward directors and key management personnel for their efforts in supporting outcomes such as a favorable arbitral award that contributes to increased shareholder value. Each of the prospective recipients is usually required to reach stated hurdles or fulfil stated requirements.

6.02	In assessing the reasonableness of the KPR Agreement, Evans & Evans has conducted research to identify comparable arbitration claims with state-based enterprises or governments and identified those companies that had implemented incentive structures comparable to the KPR Agreement.

Comparability of an incentive program was on the basis that participants in the program were:

●	Primarily directors and management;

●	Retained on a percentage of any damages or settlement amount received, and

●	Awarded according to an assessment of contribution to the Claim.

The search was not industry-specific given the limited number of similar transactions each year.

6.03	The following eight companies were identified as having undergone arbitration and having incentive programs which awarded individuals a percentage of the arbitration award. All of the companies identified had shares which were listed on a recognized stock exchange and identification of the incentive programs was made possible as a result of their remuneration and incentive disclosure obligations to shareholders. The list of transactions may not be exhaustive, other similar transactions may exist, and other private transactions where the information is not publicly available.

In calculating the potential award per share, Evans & Evans did not deem it appropriate to determine the net potential award, given the differing definitions of the gross versus net award and the uncertainty with respect to the net proceeds available under the respective LTIP. The reader should be aware that of the eight identified LTIPs, four had awards based on gross proceeds and four, similar to the KPR Agreement, were based on net proceeds.

According to the International Investment Agreements Note published by the United Nations Conference on Trade and Development, which analyzed concluded cases from 1987 to 2023, 54% of cases were not decided in favor of the claimants, indicating a significant likelihood of no reward for the claimants.2 Furthermore, an analysis of arbitration proceedings revealed a substantial disparity between the amounts claimed and those awarded. In 44% of the cases where data on both figures were available, the claimed

2 https://unctad.org/system/files/official-document/diaepcbinf2024d5_en.pdf

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amount exceeded the awarded amount by a factor of ten. Additionally, the median claim was four times greater than the amount ultimately awarded.3 An empirical study found that in disputes involving claims less than $250 million, successful claimants were awarded an average of 51% of their claimed amounts, whereas for claims exceeding $250 million, the average award declined to 26%.4

There exists a significant possibility that the Claimants may receive no award if the arbitration results in an unfavorable judgment. Furthermore, management assumes the risk of receiving no Retention Award in instances where the awarded damages do not surpass the direct costs incurred by the Claimants in pursuing the Claim. The table below provides information on the claims filed by the identified companies, with the reward based on the LTIP. Evans & Evans observed that the average amount awarded by the court to the claimants was 21.81% of the claim amount and median of 28.95% of the claim amount, having a maximum of 42.67% of the claim amount. Among the eight arbitration cases analyzed, two resulted in no recovery for the claimants. Notably, Gabriel Resources Inc. was ordered to pay $10 million in legal fees and expenses to the respondent.

3 Mining: Digging the hot topics of mining arbitration: Paris Arbitration Week, March 2024- DWF Group

4 Empirical Study: Costs, Damages and Duration in Investor State Arbitration- Allen & Overy

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Analysis of Long-Term Incentive Plan (Table 1)
Company	Participants	Legal Proceedings Status	Max. % Gross Proceeds Awarded	Max. % Net Proceeds	Claimed by Company	Total Potential Reward based on Gross Claim Amount	Court Award Amount

Almaden Minerals Ltd.	Key Persons	Pending		4% up to a maximum of $12M	$1,006.0M	$12.0M	n/a

Odyssey Marine Exploration	Executives	Judgement issued and monetary damages awarded to the company	0.25%		$2,300.0M	$5.75M	$37.1M
			1.00%			$23.0M
Silver Bull Resources Inc.	Key Persons	Pending		12%	$408.0M	$48.96M	n/a
Green X Metals Limited (formerly, Prairie Mining Limited)	Directors, key management persons, and management staff	Judgement issued and monetary damages awarded to the company		6%	$1,140.0M	$68.4M	$330.0M
Crystallex International Corp.	Key executives	Judgement issued and monetary damages awarded to the company		10% up to $700M 2% over $700M	$3,160.0M	$119.2M	$1,200.0M
Eco Oro Minerals Corp.	Key personnel	Judgement issued and no monetary damages awarded to the company	7%		$696.0M	$48.72M	$.0M
Gabriel Resources Ltd	Directors, key management, employees, experts	Judgement issued and monetary damages awarded to the country	7.5% up to $500M 2.5% over $500M		$3,288.0M	$107.2M	-$10.0M
Gold Reserve Inc.	Directors, executives, employees, and consultants	Judgement issued and monetary damages awarded to the company	1.28% up to $200M 6.4% thereafter		$1,735.0M	$100.8M	$740.3M
Rusoro Mining Ltd. (Two success fees to be awarded)	Lenders, directors, and Directors and management	Judgement issued and monetary damages awarded to the company	15%		$2,318.0M	$347.7M	$967.77M
				2%		$46.36M

The table below provides additional details on the award received by the identified companies. Across all cases, the average reward amount based on court award represented 1.93% of the total claim amount, with a median of 1.74% and a maximum of 7.1%.

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Analysis of Long-Term Incentive Plan (Table 2)
Company	Court Award/Claim Amount	Total Reward based on Court Award Amount	Total Reward based on Court Award as a % of Claim Amount	Reward Amount distributed under LTIP	% of Reward Distributed/ Claim Amount	Litigation Funding	Legal Proceeding Initiation Date	Legal Proceeding Judgement Award Date

Almaden Minerals Ltd.	n/a	n/a	n/a	n/a	n/a	$9.5M	June 17, 2024	n/a

Odyssey Marine Exploration	1.61%	$.09M	0.02%	$.0M	0.00%	$23.0M	April 5, 2019	September 17, 2024
		$.37M		$.0M
Silver Bull Resources Inc.	n/a	n/a	n/a	n/a	n/a	$9.5M	June 17, 2024	n/a
Green X Metals Limited (formerly, Prairie Mining Limited)	28.95%	$19.8M	1.74%	$.0M	0.00%	$12.3M	September 9, 2020	October 8, 2024
Crystallex International Corp.	37.97%	$80.0M	2.53%	n/a	n/a	n/a	February 16, 2011	April 4, 2016
Eco Oro Minerals Corp.	0.00%	$.0M	0.00%	n/a	n/a	$14.0M	December 8, 2016	July 15, 2024
Gabriel Resources Ltd	-0.30%	$.0M	0.00%	n/a	n/a	n/a	July, 2015	March 8, 2024
Gold Reserve Inc.	42.67%	$37.14M	2.14%	$4.4M	0.25%	n/a	October, 2009	July, 2016
Rusoro Mining Ltd. (Two success fees to be awarded)	41.75%	$145.17M	7.10%	$.0M	0.00%	$7.0M	July 17, 2012	August 22, 2016
		$19.36M

In reviewing the management incentive plans of the above-noted companies, Evans & Evans has found the average and median retention awards as a percentage of gross proceeds were 5.12% and 4.45%.

In relation to net proceeds, the average and median awards were 7.0% and 8.0%, respectively. Evans & Evans noted that the percentage of reward on the net proceeds according to the KPR Agreement is within the range of identified agreements, and below the average and the median. In the view of Evans & Evans, these average and medians can be misleading as dependent on the nature of the claim, the jurisdiction and the claim amount, the costs associated with pursuing the claim can vary widely. According to the International Rule of Law Compliance Index, based on the 2024 Report on Compliance with Investment Treaty Arbitration Awards (3rd edition), Spain ranks as the leading non- compliant country, with 24 unpaid awards amounting to approximately $1.6 billion. Spain was followed by Venezuela with 20 unpaid awards totaling $17.1 billion, Russia with 10

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unpaid awards totaling $60.7 billion, and Mexico with nine unpaid awards totaling $386.4 million.5

Max. % Gross Max. % Net Proceeds
Min	0.25%	2.00%
Average	5.12%	7.50%
Median	4.45%	8.00%

6.04	Evans & Evans conducted a sensitivity analysis to determine the potential compensation for the Key Persons based on the damages claimed or settlements reached. This analysis incorporates scenarios in which the percentage of awarded damages is derived from the data presented in the aforementioned study. A base case of 25% of the claim amount was selected, resulting in awarded damages of $251.5 million. Sensitivity was modeled by applying increments of $50 million up to a maximum of $451.5 million, and deductions down to a minimum of $51.5 million. In the event that the Company is not awarded any damages, or the awarded damages do not exceed the associated costs, the Retention Award amount would be nil. Accordingly, this scenario has not been included in the model, but the reader should be aware that, as outlined above, there is significant risk that the Claimants will receive no compensation and as such the Key Persons would receive no compensation under the LTIP. Subsequently, estimated NAP was determined after deducting potential aggregate expenses, including legal and financial costs.

Under the LFA, the Capital Providers' entitlement includes the investment amount, which is equivalent to the capital amount of $9.5 million and was assumed to be fully drawn down at the commencement of Claim proceedings. Furthermore, the LFA sets out a preferred return for the Capital Providers. The preferred return for the Capital Provider varies over the period of time in which the Claim is being pursued. It is assumed that repayment will occur upon the receipt of any funds received as a result of a successful Claim to the Claimants.

Upon determining the net proceeds, the 4% Retention Award is calculated. The amount of Retention Award ranged from 0.16% to 2.69% of the gross award and its present value is determined using a risk-adjusted rate of return ranging from 25% to 50%. The range of discount rates applied to the Retention Award amount reflects the risk-adjusted nature of the expected cash flows. Higher discount rates indicate greater perceived risk and uncertainty regarding the timing and probability of receiving the Retention Award, while lower rates imply a more favorable risk assessment. The charts below illustrate the sensitivity analysis of the present value of the Retention Award over three-, four-, five-, and six-year periods.

[5]	https://www.internationallawcompliance.com/wp-content/uploads/2022/08/FULL-Report-2024-DEF-1-Nov- 2024.pdf

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Again, the reader should be aware that the sensitivity analysis only reflects the scenarios where the Claimants are awarded, and receive, a cash award. There is no certainty any funds will be received.

In Scenario 1, Evans & Evans assumed the Retention Award would be received within three years. Under Scenario 1, the range of most likely values, based on the Claim being sought and an appropriate risk-adjusted rate of return, the net present value of the Retention Award ranges from $1.05 million to $3.20 million, with a median of $1.97 million.

In Scenario 2, Evans & Evans assumed the Retention Award would be received in four years. Under Scenario 2, the range of most likely values, based on the Claim being sought and an appropriate risk-adjusted rate of return, the net present value of the Retention Award ranges from $0.67 million to $2.28 million, with a median of $1.32 million.

In Scenario 3, Evans & Evans assumed the Retention Award would be received in five years. Under Scenario 3, the range of most likely values, based on the Claim being sought and an appropriate risk-adjusted rate of return, the net present value of the Retention Award ranges from $0.43 million to $1.67 million, with a median of $0.91 million.

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In Scenario 4, Evans & Evans assumed the Retention Award would be received in six years. Under Scenario 4, the range of most likely values, based on the Claim being sought and an appropriate risk-adjusted rate of return, the net present value of the Retention Award ranges from $0.28 million to $1.22 million, with a median of $0.63 million.

6.05	While the Company has legal agreement in place with an associated budget, Evans & Evans also conducted research on the average legal fees for claims similar to the Almaden Claim. Evans & Evans performed a sensitivity analysis, as outlined in Section 6.04, legal fees were incorporated at 1.5 times the original estimate. The higher legal fee was incorporated based on market research findings, which suggest that disputes involving claims exceeding a billion dollars often become more complex. Given the substantial amounts at stake, claimants are generally more inclined to incur significant legal expenses in pursuit of a favorable outcome. The Retention Award, calculated with an increased legal fee component, ranged from 0.00% to 2.66% of the gross award.

In Scenario 1, Evans & Evans assumed the Retention Award would be received in three years. Under Scenario 1, the range of most likely values, based on the Claim being sought and an appropriate risk-adjusted rate of return, the net present value of the Retention Award ranges from $1.0 million to $3.14 million, with a median of $1.91 million.

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In Scenario 2, Evans & Evans assumed the Retention Award would be received in four years. Under Scenario 2, the range of most likely values, based on the Claim being sought and an appropriate risk-adjusted rate of return, the net present value of the Retention Award ranges from $0.64 million to $2.24 million, with a median of $1.28 million.

In Scenario 3, Evans & Evans assumed the Retention Award would be received in five years. Under Scenario 3, the range of most likely values, based on the Claim being sought and an appropriate risk-adjusted rate of return, the net present value of the Retention Award ranges from $0.41 million to $1.64 million, with a median of $0.89 million.

In Scenario 4, Evans & Evans assumed the Retention Award would be received in six years. Under Scenario 4, the range of most likely values, based on the Claim being sought and an

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appropriate risk-adjusted rate of return, the net present value of the Retention Award ranges from $0.27 million to $1.2 million, with a median of $0.61 million.

6.06	Evans & Evans conducted a sensitivity analysis, as outlined in Section 6.04, although the agreement with BSF UK includes a cap on legal fees, the analysis considered a scenario in which legal fees were estimated at twice the original amount. This figure reflects typical legal fee associated with international investor-state arbitration cases involving claims of this nature, taking into account factors such as case complexity, the anticipated duration of legal proceedings, and prevailing rates for legal services in the relevant jurisdiction. Under the above-mentioned assumption, the resulting Retention Award ranged from 0.00% to 2.64% of the gross award.

Evans & Evans then analyzed four scenarios where the Retention Award would be received over a period of three to six years. In Scenario 1, where the Retention Award is received in three years, the net present value ranged from $0.95 million to $3.07 million, with a median of $1.85 million. In Scenario 2, where the Retention Award is received in four years, the net present value ranged from $0.61 million to $2.19 million, with a median of $1.24 million. In Scenario 3, where the Retention Award is received in five years, the net present value ranged from $0.39 million to $1.60 million, with a median of $0.86 million. Finally, in Scenario 4, where the Retention Award is received in six years, the net present value ranged from $0.25 million to $1.17 million, with a median of $0.59 million.

The scenarios considered under the sensitivity analysis indicate that even with higher legal cost assumptions, the impact on the Retention Award remains limited.

6.07	The analysis across various legal cost assumptions of 1x, 1.5x, and 2.0x of the original estimate of legal costs demonstrates that the Retention Award, expressed as a percentage of the gross award, remains relatively stable over time. The Retention Award calculated across the three assumptions ranged from 0.18% to 2.69%, 0.00% to 2.66%, and 0.00% to 2.64% of the gross award, respectively. These findings indicate that even under elevated legal cost assumptions, the impact on the Retention Award is minimal.

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7.0	Reasonableness Considerations

7.01	To assess the reasonableness of the Retention Award, Evans & Evans considered both the absolute value and relative value. The absolute value is based on comparing the quantum of the Retention Award to the services received, without comparison to other companies. In reviewing the absolute value, Evans & Evans found that the benefits received by the Almaden Shareholders are qualitative in nature and thus difficult to quantify. As such, Evans & Evans focused its analysis on relative value, i.e., a comparison with the value of like assets, or companies across appropriate criteria.

7.02	A reasonableness assessment is based on the advantages, disadvantages, and consequences of not approving a transaction. Evans & Evans did consider the KPR Agreement aligns the interest of Almaden, the Almaden Shareholders and the Key Persons. This alignment results from the Key Persons’ receipt of the Retention Award being an at-risk incentive opportunity, i.e., there is no guarantee that such Key Persons will receive the Retention Award or that the Key Person shall have any recourse against Almaden in respect thereof.

If the KPR Agreement is not approved by the Almaden Shareholders, the Key Persons may take the view that they are not appropriately retained or incentivized to contribute to the possibly lengthy Claim proceedings. This is further exacerbated by the Company acknowledging that Almaden may not have sufficient funds on hand to pay competitive market rates to the Key Persons as the timeline lengthens. The Key Persons may take the view that their continued contribution to the Claim proceedings is unlikely to advance their careers or skill set in the same manner as expending that effort elsewhere. This is an opportunity cost that the Key Persons would have no particular incentive to bear unless otherwise compensated.

Should the Key Persons no longer contribute, the ability of Almaden to fulfil the requests of legal counsel, as and when required, may be compromised, particularly given the history of the Project and the Claim. This may jeopardize the viability of the Claim and the continued willingness of Capital Provider to fund the Claim. Almaden may then need to seek alternate funding to progress any claim for damages. If alternate funders are found the favorability or not of the terms of any agreement, including the amount of loan funds, limited recourse terms, and the necessity for the contribution of Almaden’s directors and key staff, is unknown. If alternate funders are not found a claim for damages may not progress and all expenditure and value of the Project to Almaden may be lost.

7.03	Evans & Evans has considered the following advantages when assessing whether the KPR Agreement is reasonable.

Advantage	Description
Almaden retains historical and working knowledge of the Project and Claim	The Key Persons and other management staff who have a historical and working knowledge of the Project and Claim have agreed to the KPR Agreement terms and to continue to support the Company for the duration of the Claim proceedings.

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Advantage	Description
This may increase the possibility of success and reduce expenses as information requests of the Company are responded to in a timely and comprehensive manner.
Retention Award paid from the NAP.	The Retention Award to Key Persons will be distributed from the NAP following a successful claim, not from any other source of funds.
Retention Award will not be paid if any claim damages or settlement amount is less than the aggregate direct expenses of the Claim	In circumstances where any claim damages or settlement amount is less than or equal to the aggregate direct expenses of the arbitration process, Almaden will not be required to pay the Retention Awards.
The KPR Agreement is conditional	The Key Persons will not receive any benefit if the Claim is unsuccessful and no award is granted to the Claimants. Additionally, the KPR Agreement specifies that in the event of any material conflict of interest between the Claimants and any Key Person in connection with the Claim, the Board may terminate the Key Person’s entitlement to the Retention Award.
No Shareholder dilution	The KPR Agreement does not include the issuance of Almaden shares and therefore will not result in shareholder dilution or a change in control.

7.04	If the KPR Agreement is approved by the Almaden Shareholders, in Evans & Evans’ opinion, the potential disadvantages to the Almaden Shareholders include those listed in the table below:

Disadvantage	Description
Loss of Claim proceeds	Almaden Shareholders will forgo 4% of any Claim damages or settlement amount (less aggregate direct expenses related to the Claim paid by the Claimants) received by Almaden.
Unknown value of the Retention Award	The value of any claim-related damages or settlement amount—and consequently, any benefit that may be received by the Key Persons—will remain unknown until a final outcome on the Claim is determined. However, the cap on the Retention Award at $12 million mitigates a portion of this uncertainty.

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8.0	Reasonableness Conclusions

8.01	Based upon and subject to the foregoing, and such other matters as we consider relevant, it is our view, as of the date hereof, that the terms of the KPR Agreement are fair and reasonable, from a financial standpoint, to the Almaden Shareholders.

In the view of Evans & Evans, if the KPR Agreement is approved by the Almaden Shareholders, the position of the Almaden Shareholders is more advantageous than the position if the KPR Agreement is not signed.

8.02	In determining the fairness of the KPR Agreement, Evans & Evans undertook a comprehensive analysis of both qualitative and quantitative considerations, as set forth below. These factors collectively informed Evans & Evans’s conclusion regarding the reasonableness and appropriateness of the agreement.

a)	The Retention Award that may be provided to the Key Persons, both individually and together, is a small portion of the percentage allocated to Almaden.

b)	Related to the point above, there is an opportunity cost to the Key Persons incur an opportunity cost by remaining engaged in the claims proceedings, as this may hinder their career progression and offers no guaranteed outcome in the form of the Retention Award.

c)	Given the Claim, the Company’s stock price lags behind industry benchmarks, suggesting it had lost the potential for share appreciation and adequate compensation for key personnel associated with the Claim. This is illustrated in the charts below, where the performance of Almaden’s share price has been compared to the S&P TSX Composite Silver index, S&P TSX Global Gold Index and the S&P TSX Metals and Mining index.

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d)	The KPR Agreement ensures alignment between shareholders and Key Persons by making the receipt of the Retention Award an at-risk incentive opportunity. This means that Key Persons only receive the Retention Award if the Claim is successful, thereby aligning their interests with those of the Almaden Shareholders.

e)	The KPR Agreement includes several risk mitigation measures, such as paying the Retention Award from NAP, instead of any other funds available to Almaden and not paying it if the NAP is not positive, protecting the interests of Almaden and its shareholders.

f)	A review of similar LTIPs found the quantum of the Retention Award available to the Key Persons was reasonable.

g)	The Key Persons have information related to the Claim which is expected to be critical to the Company being successful in the Claim.

h)	In undertaking the sensitivity analysis with respect to the NAP, Evans & Evans found that when calculating the NAP as a percentage of the gross awards, the end result was a lower than the average of 5.12 and median of 4.45 of the LTIPs which were based on gross proceeds. The NAP as a percentage of gross awards, ranged from 0.00% to 2.69% in the sensitivity analysis presented above. In other words, after accounting for potential expenses, the NAP is reasonable.

9.0	Conditions and Restrictions

9.01	The Letter may not be relied upon by any party beyond the Board. The Letter may be referenced and/or included in Almaden’s public disclosure documents and may be submitted to the Almaden Shareholders.

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9.02	The Letter may not be issued and/or used to support any type of value with any other third parties, legal authorities, nor stock exchanges, or other regulatory authorities, nor any Canadian or international tax authority. Such use is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter.

9.03	Any use beyond that defined above in 9.01 to 9.02 is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

9.04	The Letter is not a formal valuation or appraisal of the Company and its securities or assets, and our Letter should not be construed as such. Evans & Evans has, however, conducted such analyses as we considered necessary in the circumstances.

9.05	In preparing the Letter, Evans & Evans has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by the Company. Evans & Evans has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Letter has also been used.

The Letter is based on: (i) our interpretation of the information which Almaden, as well as its representatives and advisers, have supplied to-date; (ii) our understanding of the terms of the KPR Agreement; and (iii) the assumption that the KPR Agreement will be consummated in accordance with its terms.

9.06	The Letter is necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Letter. It is understood that subsequent developments may affect the conclusions of the Letter, and that, in addition, Evans & Evans has no obligation to update, revise or reaffirm the Letter.

9.07	Evans & Evans denies any responsibility, financial, legal or other, for any use and/or improper use of the Letter however occasioned.

9.08	Evans & Evans is expressing no opinion as to the price at which any securities of Almaden will trade on any stock exchange at any time.

9.09	No opinion is expressed by Evans & Evans whether any alternative transaction might have been more beneficial to the Almaden Shareholders.

9.10	Evans & Evans reserves the right to review all information and calculations included or referred to in the Letter and, if it considers it necessary, to revise part and/or its entire Letter and conclusion in light of any information which becomes known to Evans & Evans during or after the date of this Letter.

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9.11	In preparing the Letter, Evans & Evans has relied upon a letter from management of Almaden confirming to Evans & Evans in writing that the information and management's representations made to Evans & Evans in preparing the Letter are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Letter.

9.12	Evans & Evans has based its Letter upon a variety of factors. Accordingly, Evans & Evans believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Evans & Evans, without considering all factors and analyses together, could create a misleading view of the process underlying the Letter. The preparation of a reasonableness letter is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans’ conclusions as to the reasonableness, from a financial point of view to the Almaden Shareholders, of the KPR Agreement were based on its review of the KPR Agreement taken as a whole, in the context of all of the matters described under “Scope of Review”, rather than on any particular element of the KPR Agreement or the KPR Agreement outside the context of the matters described under “Scope of Review”. The Letter should be read in its entirety.

9.13	Evans & Evans expresses no opinion or recommendation as to how any shareholder of the Company should vote or act in connection with the KPR Agreement, any related matter or any other transactions. We are not experts in, nor do we express any opinion, counsel or interpretation with respect to, legal, regulatory, accounting or tax matters. We have assumed that such opinions, counsel or interpretation have been or will be obtained by the Company from the appropriate professional sources. Furthermore, we have relied, with the Company’s consent, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting and tax matters with respect to the Company and the KPR Agreement, and accordingly we are not expressing any opinion as to the value of the Company’s tax attributes or the effect of the KPR Agreement thereon.

9.14	Evans & Evans and all of its Principal’s, Partner’s, staff or associates’ total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its Principal, Partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Letter. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Letter.

10.0	Assumptions

10.01	In preparing the Letter, Evans & Evans has made certain assumptions as outlined below.

10.02	With the approval of Almaden and as provided for in the Engagement Letter, Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation

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of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by Almaden or its affiliates or any of its respective officers, directors, consultants, advisors or representatives (collectively, the “Information”). The Letter is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Letter, but subject to the exercise of its professional judgment, and except as expressly described herein, Evans & Evans has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

10.03	Senior officers of Almaden have represented to Evans & Evans that, among other things: (i) the Information provided orally by, an officer or employee of Almaden or in writing by Almaden (including, in each case, affiliates and their respective directors, officers, consultants, advisors and representatives) to Evans & Evans relating to Almaden, its affiliates or the KPR Agreement, for the purposes of the Engagement Letter, including in particular preparing the Letter was, at the date the Information was provided to Evans & Evans, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Almaden, their respective affiliates or the KPR Agreement and did not and does not omit to state a material fact in respect of Almaden, its affiliates or the KPR Agreement that is necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to portions of the Information that constitute financial forecasts, projections, estimates or budgets, they have been fairly and reasonably presented and reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Almaden as to the matters covered thereby and such financial forecasts, projections, estimates and budgets reasonably represent the views of management of the financial prospects and forecasted performance of Almaden; and (iii) since the dates on which the Information was provided to Evans & Evans, except as disclosed in writing to Evans & Evans, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Almaden or any of their affiliates and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Letter.

10.04	In preparing the Letter, we have made several assumptions, including that all final or executed versions of documents will conform in all material respects to the copies provided to us, all of the conditions required to implement the KPR Agreement will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the KPR Agreement are valid and effective and that the disclosure provided or (if applicable) incorporated by reference in any information circular provided to shareholders with respect to Almaden and the KPR Agreement will be accurate in all material respects and will comply with the requirements of applicable law. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the KPR Agreement. Although

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Evans & Evans believes that the assumptions used in preparing the Letter are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

10.05	The Company and all of its related parties and principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management in its financial statements that would affect the evaluation or comment.

11.0	Qualifications & Certification

11.01	The Letter preparation was carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, MBA, CFA, CBV, ASA, Principal, founded Evans & Evans, Inc. in 1989. For over 35 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989- 1990). Over this period, he has been involved in the preparation of several thousand technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master’s degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designations of Chartered Financial Analyst (CFA), Chartered Business Valuator (CBV) and Accredited Senior Appraiser. Mr. Evans is a member of the CFA Institute, the Canadian Institute of Chartered Business Valuators (“CICBV”) and the American Society of Appraisers (“ASA”).

Ms. Jennifer Lucas, MBA, CBV, ASA, Partner, joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. Since joining Evans & Evans Ms. Lucas has been involved in writing and reviewing several thousand valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the CICBV and the ASA.

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11.02	The analyses, opinions, calculations and conclusions were developed, and this Letter has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

11.03	The authors of the Letter have no present or prospective interest in Almaden or any entity that is the subject of this Letter, and we have no personal interest with respect to the parties involved.

Yours very truly,

EVANS & EVANS, INC.